GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

04010220

Our Ref : GCSS-EL/0393/04/LTR

24 February 2004

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2004 WASH., D.C. 188

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 17 February 2004 (*Return Pursuant to Rule 704(11) of the Listing Manual*); and
- 19 February 2004 (*Announcement of Full Year Results of Subsidiary Companies*)

Yours faithfully,

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

ADR

MASNET No. 26 OF 17.02.2004
Announcement No. 26

CITY DEVELOPMENTS LIMITED

RETURN PURSUANT TO RULE 704(11) OF THE LISTING MANUAL

17 February 2004

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00 SGX Centre 1
Singapore 068804

Dear Sir

RETURN PURSUANT TO RULE 704(11) OF THE LISTING MANUAL

Pursuant to Rule 704(11) of the Listing Manual, we submit herewith Annexures I, II, III and IV being the lists of persons occupying managerial positions in the Company or any of its principal subsidiaries who are relatives of a director or chief executive officer or substantial shareholder of the Company.

Rule 704(11)-200

Yours faithfully
CITY DEVELOPMENTS LIMITED

ENID LING PEEK FONG
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 17/02/2004 to the SGX

Annexure I
(2004)

CITY DEVELOPMENTS LIMITED
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City *e*-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Beng	63	Brother of Mr Kwek Leng Joo. Cousin of Mr Kwek Leng Peck.	CDL Executive Chairman of CDL with effect from 1 January 1995, with executive powers over the overall business operations and management of CDL. CES Chairman and Managing Director of CES since 1989, responsible for the overall management of CES.	N.A. N.A.

Annexure II
(2004)

CITY DEVELOPMENTS LIMITED
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Joo	50	Brother of Mr Kwek Leng Beng. Cousin of Mr Kwek Leng Peck.	CDL *Managing* Director of CDL with effect from 1 January 1995, with full responsibilities as a Chief Executive Director.	N.A.
			CES An Executive Director since 1989, responsible for the management of CES.	N.A.

Annexure III
(2004)

CITY DEVELOPMENTS LIMITED
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal subsidiaries: CDL Hotels New Zealand Limited ("CDLHNZ")
CDL Investments New Zealand Limited ("CDLINZL")
City e-Solutions Limited ("CES")
Kingsgate International Corporation Limited ("KIC")
SWAN Holdings Limited ("SWAN")
Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Vincent Yeo Wee Eng	35	Nephew of Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.	<u>CDLHNZ/CDLINZL/KIC</u> A Director of CDLHNZ, CDLINZL and KIC with effect from 16 May 1994.	N.A.
			<u>CES</u> An Executive Director and Chief Executive Officer of CES with effect from 26 June 2000 and 1 November 2000 respectively.	N.A.
			<u>SWAN</u> President and Director of SWAN with effect from 30 November 2000 and 24 November 2000 respectively.	N.A.
			<u>MCIL</u> President (Asia Pacific), overseeing the hotel operations in Asia Pacific and the corporate office of MCIL in Singapore.	Promoted to President (Asia Pacific) with effect from 10 October 2003.

Annexure IV
(2004)

CITY DEVELOPMENTS LIMITED
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal Subsidiary : Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Chia Fook Fie	55	Brother-in-law of Mr Kwek Leng Peck.	Director of Procurement, overseeing the operations in central procurement office from February 2002.	N.A.

MASNET No. 78 OF 19.02.2004
Announcement No. 84

CITY DEVELOPMENTS LIMITED

Announcement of Full Year Results of Subsidiary Companies

19 February 2004

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement of Full Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the full year ended 31 December 2003 issued by the following companies on 19 February 2004 for your information:

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CDLH")
3. CDL Investments New Zealand Limited ("CDLI")
4. Kingsgate International Corporation Limited ("KIC")
5. Grand Plaza Hotel Corporation ("GPHC")
6. City e-Solutions Limited ("CES").

M&C03.p NZMediaRelease0 CDLH03(1). CDLH03(2). CDLI03(1).

CDLI03(2). KIC03(1).p KIC03(2).p GPHC03.p CES03.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 19/02/04 to the SGX

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

2003 FINAL RESULTS – ANNOUNCEMENT
AUDITED CONSOLIDATED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following final audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003 together with comparative figures.

	Note	*2003*	*2002*
		HK$'000	HK$'000
Turnover	1	84,863	77,811
Cost of sales		(20,135)	(18,430)
Gross profit		64,728	59,381
Other net income	2	17,978	30,205
Administrative expenses		(49,101)	(70,873)
Profit from operations	1	33,605	18,713
Finance costs		-	-
Profit from ordinary activities before taxation	3	33,605	18,713
Taxation	4	-	(376)
Profit from ordinary activities after taxation		33,605	18,337
Minority interests		(499)	2,152
Profit attributable to shareholders		33,106	20,489
Dividends attributable to the year:	5		
Final dividend proposed after the balance sheet date HK3 cents per share (2002: HK2 cents per share)		11,494	7,663
Earnings per share	6		
Basic		8.64 cents	5.35 cents

Notes: -

1. The analysis of the principal activities and geographical location of the operation of the company and its subsidiaries during the financial year are as follow:

	Group turnover		*Profit/(Loss) from operations*	
	2003	*2002*	*2003*	*2002*
	HK$'000	HK$'000	HK$'000	HK$'000
Business Segments				
Investment holding	24,005	13,033	29,787	34,230
Hospitality related services	60,858	64,778	3,818	(15,517)
	84,863	77,811	33,605	18,713
Geographical Segments				
Hong Kong	22,378	10,749	28,493	31,668
Singapore	3,520	4,417	3,049	3,112
United States	58,965	62,645	2,063	(16,067)
	84,863	77,811	33,605	18,713

2. The analysis of Other Net Income are as follows:-

	2003	*2002*
	HK$'000	HK$'000
Exchange gain (net)	3,283	29,193
Profit on sale of fixed assets (net)	66	604
Net unrealized gain on stating securities at fair value	14,554	-
Others	75	408
	17,978	30,205

3. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation has been arrived at after charging:

	2003	*2002*
	HK$'000	HK$'000
Amortisation of intangible assets	62	62
Depreciation of fixed assets	2,662	3,381
Restructuring expenses (one-off charge)	-	13,460

4. Taxation

	2003 HK$'000	2002 HK$'000
Hong Kong taxation	-	354
Overseas taxation	-	22
	-	376

The provision for Hong Kong profits tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year ended 31 December 2003. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

5. Dividend

Dividends attributable to the previous financial year, approved and paid during the year.

	2003 HK$'000	2002 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the year, of 2 cents (2002: Nil cents) per share	7,663	-

The directors of the Company have proposed a final dividend for the year ended 31 December 2003 of HK3 cents per share (2002: 2 cents). The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

No interim dividend was paid for the year ended 31 December 2003 (2002: Nil cents)

6. Earnings per share

a) *Basic Earnings Per Share*
The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$33.1 million (2002: HK$20.5 million) and on 383,125,524 ordinary shares in issue during the year.

b) *Diluted Earnings Per Share*
Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

MANAGEMENT DISCUSSION AND ANALYSIS
Chairman's Statement

On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2003 ("FY2003").

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. SWAN continued to face a challenging operating environment in 2003. Demand in the US Hospitality industry was impacted by the Iraq war and continued spending constraints by the corporations which restricted corporate travel throughout 2003 due to economic and political uncertainties. The subdued level of travel, particularly the corporate segment, has adversely affected the revenues of SWAN, which are aligned to business volume and revenue stream of its hotel customers.

In the year under review, the Group recorded a turnover of HK$84.9 million comprising mainly revenue contribution of HK$59.0 million from SWAN in the US and investment related income of HK$24.0 million. SWAN's revenue saw a decline of approximately 5.9% from the previous year due to macro economic factors, rationalization of its risk management services and cessation in provision of accounting services in 2003. Our total investment income rose by 84.2% from the previous year due to the dividend income received on the Group's equity securities which managed to offset a substantial reduction in interest income due mainly to declining interest rates during the year.

For 2003, I am pleased to report that the Group recorded a higher turnover and improvement in net profit attributable to the shareholders of HK$33.1 million, representing an increase of 61.6%, as compared to a net profit of HK$20.5 million in 2002. This significant improvement was due to dividend income received on the equity securities and SWAN reporting a pre-tax profit of HK$3.3 million for the year in review as compared to a loss of HK$14.3 million in 2002. The major contributing factors to SWAN's improved performance in 2003 was the absence of one-time restructuring charge of HK$13.5 million incurred in 2002 and SWAN's reduced operating cost base in 2003 resulting from the restructuring carried out in 2002.

SWAN continued to focus its business development efforts on the hotel management and reservation and advisory businesses. During the year in review, it has achieved some successes in signing new contracts for both business units. In particular, the reservation and advisory business units have increased its number of contracts to 138 at year end compared to 126 at the end of 2002.

Basic earnings per share for the year under review was HK8.64 cents calculated on 383,125,524 ordinary shares in issue during the year. The Group's Net Tangible Assets backing per share increased to HK$1.51 from HK$1.45 in 2002. The Board proposed a final dividend of HK3 cents per share for the year under review.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during this challenging year.

Financial Review
Group Performance

City e-Solutions Limited Group recorded a net profit attributable to its shareholders of HK$33.1 million, an increase of 61.6%, as compared to a net profit of HK$20.5 million in the previous year. The improvement in the Group's result was due mainly to dividend income and lower expenses which included allowance for doubtful receivables of HK$2.2million as well as the absence of a one-off restructuring charge of HK$13.5 million incurred in the previous year. Consequently, administrative expenses amounted to HK$49.1 million, down 30.7% from HK$70.9 million in the previous year.

The Group's turnover increased by 9.1% to HK$84.9 million from HK$77.8 million due to higher investment income. Dividend income from its investment in equity securities had more than offset the lower interest income received during the year. The Group's hospitality related activities comprising hotel management and reservation distribution reported higher revenues from new contracts secured during the year. However, as a result of the rationalization of its risk management services and the cessation in provision of accounting services, the overall revenue contribution from its hospitality related activities was lower by 6.1% as compared to the previous year.

The Group reported lower other net income of HK$18.0 million, down 40.5% from HK$30.2 million in the previous year. Other net income comprises principally an amount of HK$14.6 million to restate the Group's investment at fair value as at 31 December 2003. In the previous year, translation exchange gain of HK$29.2 million was recognized on the Sterling Pound deposits previously held by the Group which had been converted to the United States dollar during the year under review.

The analyses of the Group's Revenue and Profit/(Loss) from Operations by business and geographical segments are set out in note (1) to the Income Statement.

Financial Position

As at 31 December 2003, the Group's gross assets stood at HK$629.5 million, up from HK$609.6 million as at the end of the last financial year ended 31 December 2002.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

Cash Flow and Borrowings

For the year under review, net cash inflow from operating activities amounted to HK$1.4 million. The Group received interest and dividend income of HK$7.5 million and HK$1.6 million respectively. To increase returns from capital, an amount of HK$24.8 million was invested in a quoted equity security. The main non-operational cash outflow related to purchase of fixed assets of HK$1.9 million. Also, HK$7.7 million was paid to shareholders as dividends during the year.

The Group's cash and cash equivalents accordingly decreased by HK$23.8 million in the financial year 2003. This decrease was compounded by the unfavourable exchange translation loss of HK$2.4 million which resulted in a cash balance of HK$527.2 million as at the end of the financial year, down from HK$553.4 million as at the last financial year-end. Cash and cash equivalents are mainly held in United States dollars as at the financial year-end.

The Group has no borrowings for the year under review.

Treasury Activities

The Group's major foreign currency exposure has been reduced significantly. The Sterling Pound deposits previously held by the Group had been converted to the United States dollar. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal.

Employees

As at 31 December 2003, the Group had 42 employees, same as at the end of the last financial year ended 31 December 2002. The total payroll costs for the year 2003 was HK$28.9 million.

BUSINESS REVIEW AND OUTLOOK

The economic environment in the United States is showing increasing signs of recovery in the coming year. We will continue to grow the business while vigorously containing costs at a level commensurate with the level of business activities. The hotel management, as well as the reservation and advisory business units, continue to work on many potential contracts and are optimistic of converting some of these into multi-year contracts in 2004. We will continue to search for suitable investment opportunities in 2004 to augment earnings.

DIVIDENDS

The directors of the Company have proposed a final dividend for the year ended 31 December 2003 of HK3 cents per share (2002: HK2 cents). No interim dividend was paid for the year ended 31 December 2003 (2002: Nil cents).

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

STATUTORY INFORMATION

The Annual General Meeting of the Company will be held on 16 April 2004.

The register of members will be closed from 13 April 2004 to 16 April 2004, both dates inclusive, and the dividend cheques are expected to be despatched on or before 14 May 2004.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 19 February 2004

MASNET No. 78 OF 19.02.2004
Announcement No. 84

CITY DEVELOPMENTS LIMITED

Announcement of Full Year Results of Subsidiary Companies

19 February 2004

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement of Full Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the full year ended 31 December 2003 issued by the following companies on 19 February 2004 for your information:

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CDLH")
3. CDL Investments New Zealand Limited ("CDLI")
4. Kingsgate International Corporation Limited ("KIC")
5. Grand Plaza Hotel Corporation ("GPHC")
6. City e-Solutions Limited ("CES").

M&C03.p NZMediaRelease0 CDLH03(1). CDLH03(2). CDLI03(1).

CDLI03(2). KIC03(1).p KIC03(2).p GPHC03.p CES03.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 19/02/04 to the SGX

19 February 2004

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2003

Millennium & Copthorne Hotels plc today presents its results for the twelve months ended 31 December 2003. The Group owns and/or operates 91 hotels located in the Americas, Europe, The Middle-East, North Africa, Asia and Australasia.

Group results

- Group turnover £523.1m (2002: £567.5m)
- Group operating profit £54.4m (2002: £96.3m)
- Gross hotel operating margin 32.1% (2002: 35.1%)
- Pre-tax profit £18.7m (2002: £60.2m)
- Earnings per share 3.9p (2002: 13.4 p)
- Total dividend of 6.25p per share (2002: 12.50p)

Overview

- Noticeable profit recovery in the fourth quarter of the year
- Millenium Hilton Hotel in New York reopened successfully
- Management continuity assured
- Reduction of dividend to allow for a future progressive policy
- Identification of best practice initiatives across the Group to meet future market dynamics

Commenting today, Mr Kwek Leng Beng, Chairman said:

"We operated under difficult circumstances in the year under review and successfully turned the half-year loss of £6.3 million pounds to a pre-tax profit of £18.7 million for the whole year. I consider the results as satisfactory.

"Following the retirement of Dr. John Wilson and the departure of David Thomas, I am confident that the interim team that we have put in place, together with myself, provide the necessary continuity to drive earnings growth going forward.

"The lessons learnt during this most testing trading period will help us respond swiftly and effectively to any market conditions. With the more stable economic environment, the outlook for 2004 is positive. Barring any recurrence of the adverse trading conditions seen in 2003, we are confident that our performance will improve significantly compared with 2003."

Enquiries:

John Wilson, Chief Executive — 020 7404 5959 (19 February)
David Thomas, Finance Director — 020 7404 5959 (19 February)
Millennium & Copthorne Hotels plc

Nick Claydon/Kate Miller/Chi Lo — 020 7404 5959
Brunswick Group Limited

A copy of the press release and analyst presentation will be available on http://www.millenniumhotels.com/ from 9.15am on 19 February 2004. An audio webcast of the results presentation to analysts and investors will be available later this morning on www.millenniumhotels.com and www.cantos.com

MILLENNIUM & COPTHORNE HOTELS PLC RESULTS FOR THE TWELVE MONTHS ENDED 31 DECEMBER 2003

CHAIRMAN'S STATEMENT

GROUP RESULTS

The year 2003 began steadily. However, the build up to hostilities and subsequent war in Iraq, the outbreak of SARS and terrorist threats created an unprecedented trading environment which had a dramatic impact on our business. As a result, the company reported a pre-tax loss of £6.3m for the six months ended 30 June 2003, the first loss in the Group's history.

However, despite the half-year loss, the group made a very creditable return to profitability in the second half, achieving profits of £25.0m, the majority being earned in the fourth quarter. We are therefore pleased to report a pre-tax profit of £18.7m for the year.

	Three months to 31 Dec 2003	Three months to 31 Dec 2002	Twelve months to 31 Dec 2003	Twelve months to 31 Dec 2002
	£m	£m	£m	£m
Group turnover	145.5	144.8	523.1	567.5
Group operating profit	24.4	29.4	54.4	96.3
Profit before tax	18.4	24.0	18.7	60.2

Group turnover for the year was £523.1m (2002: £567.5m). Group operating profit was £54.4m (2002: £96.3m) and our profit before tax was £18.7m (2002: £60.2m).

The historic annual dividend of 12.5p per share was established in the year 2000 when the Group made a record operating profit of £171.5m. After careful deliberation, the Board has decided to reduce the dividend to a level which will allow a policy of progressive dividend growth in the future and establish an appropriate level of dividend cover over time. Hence, the directors are recommending a final dividend of 2.05p per share (2002: 8.30p per share). This results in a total dividend for the year of 6.25p per share (2002: 12.50p).

RESPONSE TO MARKET CONDITIONS

Our strategic response to the difficult trading environment faced by the hospitality industry has been to maintain and increase market share by driving sales at a local level with aggressive tactical marketing. We continue to monitor our cost base carefully, reducing costs as far as possible whilst maintaining our high standards. This focus on revenues and costs has reaped benefits as evidenced by the recovery in the Group profit performance in the second half of the year.

The volatility caused by the events of September 11 and the subsequent unpredictability of the business environment has emphasised the importance of a quick and appropriate response to the dynamics of changing market conditions. We have carefully observed the varying responses and performances of our hotels in the different geographical regions throughout the period. We will benefit from the lessons learned as we identify, share and implement best practice initiatives across the Group.

Where appropriate, we will introduce new talents and skills to ensure that we are best placed to drive revenues across the Group and capitalise on the improvement in market conditions. An example of this has been the appointment of Michael Tan as an executive vice president to assist us in strategic marketing, branding and customer relationship building across the Group. Mr Tan was formerly a very senior executive vice president at Singapore Airlines.

MILLENIUM HILTON

We are pleased to report that the restoration and refurbishment of the Millenium Hilton, New York, was completed in the third quarter of the year and the hotel opened for business on 5 May 2003.

As New York settles on the design of the buildings at the former World Trade Centre site, the Millenium Hilton, New York will be able to leverage on its prime location to achieve greater earnings growth.

The insurance company has paid us another US$6.5m in the year and to date we have received an aggregate amount of US$56.5m. We are continuing our discussions with the insurer but until the legal dispute with the insurance company is finally resolved, as previously reported the Board has decided that it would be prudent not to recognise any further business interruption income.

THE BOARD

On 18 December 2003 the Group announced that Fred Brown (70) a non-Executive Director would retire from the Board on 31 December 2003. On 15 January 2004, the Group announced that Dr. John Wilson (62) is retiring on 1 March 2004. It also announced that David Thomas had given notice of his decision to leave the Group. We wish Mr Brown, Dr Wilson and Mr Thomas well in the future.

Tony Potter (Chief Operating Officer) and Wong Hong Ren (Executive Director) have been appointed joint interim Chief Executives. Both Tony Potter and Wong Hong Ren, who have been part of Dr. John Wilson's executive team for several years, complement each other in their respective strengths. Wong Hong Ren has taken an active role in the investment and financial management of the company since 2001. Tony Potter has been with the Group since 1999 and, as Chief Operating Officer, has an in-depth knowledge of the business. Together with myself, we have the necessary management to continue to drive the growth of the company.

PROSPECTS

The outlook for 2004 is positive. With our well maintained quality assets in key locations, we are well positioned to benefit from any upturn in the market. Barring any recurrence of the adverse trading conditions seen in 2003, we are confident that our performance in the current year will improve significantly as we take advantage of the more stable economic environment.

KWEK LENG BENG
CHAIRMAN
19 FEBRUARY 2004

REVIEW OF OPERATIONS

GROUP PERFORMANCE

In the first half of the year we experienced significant reductions in both occupancy and average room rate and whilst we saw a significant recovery in the second half, our turnover for the year was £523.1m (2002: £567.5m). Group operating profit was £54.4m (2002: £96.3m). Occupancy for the Group was 65.1% (2002: 67.2%) and the average room rate was £61.60 (2002: £65.73) resulting in a RevPAR of £40.10 (2002: £44.17). The Group GOP margin was 32.1% (2002: 35.1%).

In order to assist the understanding of our key operating statistics we are presenting "like for like" statistics in constant currency. The Millenium Hilton was closed as a result of the terrorist events on September 11 2001. The hotel reopened in May 2003 and is excluded from the like for like statistics. These are set out in the appendix.

The like for like turnover (in constant currency) of the Group was £509.9m (2002: £556.1m). This reduction of £46.2m was mitigated by strong cost control and the Group Operating Profit reduced by only £25.9m.

On this like for like (LFL) basis, with constant rates of exchange, occupancy was 64.9% (2002: LFL 66.8%) and the average room rate was £60.42 (2002: LFL £64.61) resulting in a RevPAR of £39.21 (2002: LFL £43.16).

The recovery in the second half is clearly evidenced by the fact that although turnover was down 8.3% for the year as a whole on a LFL basis, it was only 1.0% down in the final quarter. Equally, in the final quarter on a LFL basis occupancy was 68.7% (2002: LFL 66.7 %) and the average room rate was £60.79 (2002: LFL £63.35) resulting in a RevPAR of £41.76 (2002: LFL £42.25).

UNITED STATES

New York

Occupancy for the region was maintained at 83.8% (2002: LFL 83.3%). However, the average room rate was £101.87 (2002: LFL £110.07) and the resultant RevPAR was £85.37 (2002: LFL £91.69).

Our occupancy in the region has remained high as a result of our consistent policy of driving volume through tactical marketing.

Following US$32m of capital expenditure, the Millenium Hilton re-opened on 5 May as a "brand new" hotel. The rooms were brought into service on a rolling basis and all rooms are now available. The hotel returned to profit during the second half of the year. It is now the landmark hotel of the financial district and is performing ahead of our expectations.

As previously reported, proceeds of US$56.5m from the insurance claim have been received in respect of the capital and business interruption claims. The insurance company has taken legal action to seek clarification on certain aspects of the policy. The Board has taken legal advice and, based on this and its own information, considers that the Group's interpretation of the policy is correct. However, the Board has decided that until the dispute is settled it would be prudent not to recognise any further business interruption income from 1 January 2003.

In the event that the dispute is settled and further insurance proceeds are forthcoming, we will book them on a received basis.

Regional US

The occupancy for the region improved to 57.0% (2002: LFL 53.8%). The average room rate was £57.97 (2002: LFL £64.42) and the resultant RevPAR was £33.04 (2002: LFL £34.66).

Overall the performance of the region's hotels was encouraging, given the difficult circumstances in which they were operating. In Los Angeles, which performed below expectations in the first half because of reductions in convention business and the impact of SARS reducing the number of inbound flights from Asia, there are signs of improvement, with RevPAR ahead of the prior year for the last two months of 2003.

Whilst US domestic air travel volumes are still lower than in 2002, the position is improving as business demand strengthens and internal travellers become accustomed to the increased levels of security at airports.

On 31 March 2003 the Group acquired the remaining 60% of the share capital held by the limited partners in The Sunnyvale Four Points Hotel, California for a net consideration of US$4.2m (£2.6m). The Group now wholly owns this 378 room hotel which will give us greater flexibility going forward.

EUROPE

London

The occupancy for the region was 80.9% (2002: LFL 83.1%). The average room rate was £73.85 (2002: LFL £79.86) and the resultant RevPAR was £59.74 (2002: LFL £66.36).

The London hotel market has been difficult for some time because there is continued pressure on average rates although volume remains high. We have maintained our policy of making tactical price reductions rather than wholesale cuts.

The Copthorne Tara in Kensington has significantly affected our results in this region. As a direct consequence of the reduced numbers of flights to and from the UK, the hotel lost 16,000 aircrew room nights in the first half of 2003. Some of these were replaced by tour groups who, in turn, are also negotiating lower rates, as the group travel market remains highly competitive.

We disposed of one of our two staff hostels in London. The sale was completed in January 2003 for a consideration of £4.2m and a net profit of £4.0m.

Rest of Europe

The occupancy for the region was 69.8% (2002: LFL 68.6%). The average room rate was £66.74 (2002: LFL £71.33) and the resultant RevPAR was £46.58 (2002: LFL £48.93). Whilst occupancies were maintained above 2002 levels we are still seeing some pressure on rate, although not to the same degree as in other regions.

Provincial UK business levels are less affected by air travel and occupancies improved marginally, but rate remained under pressure.

Oversupply at Charles de Gaulle airport, and difficult trading conditions in the centre of Paris have contributed to a fall in RevPAR at our Paris hotels. The RevPAR of our two properties in Germany saw a small fall compared to 2002 due to rate pressure. The operating loss in our German hotels was £4.6m (2002: LFL £3.8m).

ASIA

The occupancy for the region was 56.5% (2002: LFL 66.4%). The average room rate was £51.98 (2002: LFL £56.42) and the resultant RevPAR for the year was £29.37 (2002: LFL £37.46).

The SARS virus had a major effect on Singapore and Hong Kong from the second half of March until July, and in other countries, such as Taiwan, from April until July. The impact of both the war and SARS were mitigated by cost cutting measures such as a shorter working week for staff, moth-balling of guest rooms and the closure of unprofitable outlets.

By August 2003, we began to see the return of corporate customers and, although room rates remained under pressure, we saw upward movements once occupancies returned to more normal levels. We are particularly pleased with the rapid recovery of our hotels in Hong Kong, Singapore and Taipei.

The operating profit for Asia in the second half was in line with 2002 despite the RevPAR being down by 7%. In the final quarter of the year the RevPAR had recovered to be only 1% down on the prior year.

A partly completed property in Suzhou in China was sold for £2.1m in early 2003. The property was acquired as part of the Asia Pacific purchase of assets in June 1999.

AUSTRALASIA

The occupancy for the region was 68.7% (2002: LFL 69.9%). The average room rate was £37.14 (2002: LFL £35.69) and the resultant RevPAR was £25.52 (2002: LFL £24.95).

We remain very pleased with the performance of our New Zealand properties that have increased their RevPAR by 2.3%, despite a fall in the number of in-bound Asian visitors following the SARS epidemic. We have seen good results from our land development business in New Zealand.

CURRENT TRADING

Whilst the early part of the year is not a significant trading period in the context of overall Group performance, we are encouraged by the signs we have seen. In the period to 14 February 2004 the Group RevPAR increased by 0.3% compared to the corresponding period in 2003.

REVIEW OF FINANCE

RESULTS

The total group operating profit was £54.4m (2002: £96.3m). The Group share of operating profits of joint ventures and associates was £7.0m (2002: £12.6m) to give a total operating profit of £61.4m (2002: £108.9m).

PROPERTY PROFITS

The Group has made a net profit on the sale of fixed assets of £0.4m. This primarily comprises £6.1m relating to the sale of a staff hostel in London and a partly built hotel in China and a £4.8m provision that was made against a loan note. The loan note was issued by the purchaser of a hotel in Florida that was sold as part of the Group's disposal programme following the Regal acquisition in 1999.

INTEREST

Total interest receivable and similar income was £3.1m (2002: £9.3m) of which £0.7m (2002: £0.7m) was received from joint ventures.

Total interest payable was £46.2m (2002: £58.0m). The main reason for the reduction is the fall in interest rates and the write back of £2.6m of accrued interest following the settlement of the Regal acquisition deferred consideration. The Group interest payable (excluding joint ventures and associates) was £41.4m (2002: £51.1m).

Of the total interest payable, £4.8m (2002: £6.5m) was in respect of the Group's share of the interest payable by joint ventures. The lower joint venture interest cost reflects the reduction in US interest rates. No interest (2002: £0.4m) was payable in respect of the Group's share of the interest payable by associated undertakings.

The total net interest cost for the year was £43.1m (2002: £48.7m), which was covered 1.4 times (2002: 2.2 times) by profits, including our share of operating profits of joint ventures and associated undertakings, of £61.4m (2002: £108.9m).

TAXATION

The effective rate of tax for the Group is 10.2% (2002: 23.9%). We expect the 2004 effective rate to be around 15%.

MINORITY INTERESTS

The minority interests' share of Group profits arises due to the equity interest that external shareholders hold in subsidiaries and joint ventures of the Group. The equity minority interest charge was £5.7m (2002: £7.8m) and which largely arises in Taiwan and Australasia. Minority interests at 31 December 2003 have also increased by £4.5m as a result of the revaluation of Group properties and by £4.8m as a result of exchange movements.

DIVIDENDS AND EARNINGS PER SHARE

The directors are proposing a final dividend of 2.05p per share (2002: 8.30p). This means that the total dividend per share for the full year will be 6.25p (2002: 12.50p).

The earnings per share were 3.9p (2002: 13.4p).

ACQUISITIONS AND DISPOSALS

On 31 March 2003 we acquired the remaining 60% of the share capital held by limited partners in The Sunnyvale Four Points Hotel, California for a net consideration of US$4.2m (£2.6m). The final fair value of the net assets acquired was US$4.2m. The acquisition was funded from existing cash resources and the draw down of US$20.5m of additional debt to fund the repayment of acquired bank loans.

The Group has provided for a £4.7m taxation liability in relation to its acquisition of the minority interest in the Republic Hotels and Resorts Group in 2002. This change to the fair value of assets acquired has been adjusted against the carrying value of the related hotel land and buildings.

MILLENIUM HILTON

Pre-opening costs and ongoing legal fees with respect to the insurance claim, incurred in 2003 totalled £8.1m. No business interruption has been recognised in 2003. This compares to the 2002 business interruption income (net of depreciation and expenses) of £6.5m. Both amounts are disclosed as other operating (expense)/income in the profit and loss account.

CAPITAL EXPENDITURE AND DEPRECIATION

The Group's capital expenditure in 2003 totalled £31.1m (2002: £34.3m), of which £14.3m (2002: £5.8m) related to the refurbishment of the Millenium Hilton, New York.

CASHFLOW AND GEARING

Net cash inflow from operations was £93.1m (2002: £122.2m).

The other predominant features of the Group cashflow are the repayment of the Regal deferred consideration (principal and interest) £30.2m and the £10.1m terminal payment on the finance lease at the Copthorne Merry Hill hotel. Both of these payments were funded by draw downs on existing facilities.

There was an overall net decrease in cash of £11.8m (2002: increase £14.9m) which, together with foreign exchange translation differences, gives rise to a cash and short term deposit balance at 31 December 2003 of £44.9m (2002: £59.1m).

The Group gearing as at 31 December 2003 was 53% (2002: 50%).

Consolidated profit and loss account for the year ended 31 December 2003

	2003 £m	2003 £m	2002 £m	2002 £m
TURNOVER				
Group and share of joint ventures	583.2		641.1	
Less share of turnover of joint ventures	(60.1)		(73.6)	
GROUP TURNOVER		523.1		567.5
Cost of sales		(242.1)		(252.1)
GROSS PROFIT		281.0		315.4
Administrative expenses		(218.5)		(225.6)
Other operating (expense)/income		(8.1)		6.5
GROUP OPERATING PROFIT		54.4		96.3
Share of operating profits of joint ventures		7.0		12.2
Share of operating profits of associated undertakings		-		0.4
TOTAL OPERATING PROFIT		61.4		108.9
Profit on sale of fixed assets		0.4		-
PROFIT BEFORE INTEREST AND TAXATION		61.8		108.9
Interest receivable and similar income				
Group	3.1		9.3	
		3.1		9.3
Interest payable and similar charges				
Group	(41.4)		(51.1)	
Joint ventures	(4.8)		(6.5)	
Associated undertakings	-		(0.4)	
		(46.2)		(58.0)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		18.7		60.2
Tax on profit on ordinary activities		(1.9)		(14.4)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		16.8		45.8
Minority interests - equity		(5.7)		(7.8)
Profit for the financial year		11.1		38.0
Dividends paid and proposed		(17.7)		(35.3)
RETAINED (LOSS)/PROFIT FOR THE FINANCIAL YEAR		(6.6)		2.7
Earnings per share		3.9p		13.4p
Diluted earnings per share		3.9p		13.4p
Dividends per share		6.25p		12.50p

All turnover and group operating profit in the current and prior years derive from continuing operations.

Consolidated statement of total recognised gains and losses for the year ended 31 December 2003

	2003 £m	2002 £m
Profit for the financial year	11.1	38.0
Loss on foreign currency translation	(55.6)	(62.6)
Deficit on revaluation of fixed assets	(2.4)	(0.3)
Total recognised gains and losses relating to the financial year	(46.9)	(24.9)

Note of historical cost profits and losses for the year ended 31 December 2003

	2003 £m	2002 £m
Reported profit on ordinary activities before taxation	18.7	60.2
Difference between a historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	0.5	0.5
Historical cost profit on ordinary activities before taxation	19.2	60.7
Historical cost (loss)/profit for the year retained after taxation, minority interests and dividends	(6.1)	3.2

Consolidated balance sheet as at 31 December 2003

	2003 £m	2003 £m	2002 £m
FIXED ASSETS			
Tangible assets		2,103.0	2,185.4
Investments in joint ventures			
Share of gross assets	256.6		288.1
Share of gross liabilities	(178.9)		(205.1)
Share of minority interests	(19.6)		(21.2)
Loans to joint ventures	32.7		36.1
	90.8		97.9
Investment in associated undertakings	0.5		6.2
Investments	0.9		0.3
		92.2	104.4
		2,195.2	2,289.8
CURRENT ASSETS			
Stocks		16.0	15.7
Debtors falling due within one year	59.6		75.6
Debtors falling due after more than one year	1.9		2.0
		61.5	77.6
Cash and short term deposits		44.9	59.1
		122.4	152.4
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR		(178.2)	(292.2)
NET CURRENT LIABILITIES		(55.8)	(139.8)
TOTAL ASSETS LESS CURRENT LIABILITIES		2,139.4	2,150.0
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR		(671.0)	(634.0)
PROVISIONS FOR LIABILITIES AND CHARGES		(55.0)	(49.7)
NET ASSETS		1,413.4	1,466.3
CAPITAL AND RESERVES			
Called up share capital		84.8	84.8
Share premium account		845.8	845.6
Revaluation reserve		296.4	308.4
Profit and loss account		59.5	112.1
SHAREHOLDERS' FUNDS - EQUITY		1,286.5	1,350.9
MINORITY INTERESTS - EQUITY		126.9	115.4
TOTAL CAPITAL EMPLOYED		1,413.4	1,466.3

Consolidated cash flow statement for the year ended 31 December 2003

	2003 £m	2003 £m	2002 £m	2002 £m
CASH FLOW STATEMENT				
Net cash inflow from operating activities	93.1		122.2	
Dividends received from associated undertakings	-		0.2	
Dividends received from joint ventures	0.3		0.1	
Returns on investments and servicing of finance	(45.5)		(50.0)	
Taxation paid	(5.3)		(11.6)	
Net capital expenditure and financial investment	(23.7)		(12.2)	
Acquisitions and disposals	(28.0)		-	
Equity dividends paid	(35.3)		(35.3)	
Cash (outflow)/inflow before use of liquid resources and financing		(44.4)		13.4
Management of liquid resources		-		30.6
Financing				
Net cash from the issue of shares and purchase of minority interests	0.1		(37.2)	
Increase in debt and lease financing	32.5		8.1	
Net cash inflow/(outflow) from financing		32.6		(29.1)
(Decrease)/increase in cash in the year		(11.8)		14.9

	2003 £m	2003 £m	2002 £m	2002 £m
RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT				
(Decrease)/increase in cash in the year	(11.8)		14.9	
Cash inflow from decrease in liquid funds	-		(30.6)	
Cash inflow from the increase in debt and lease financing	(32.5)		(8.1)	
Change in net debt resulting from cash flows		(44.3)		(23.8)
Acquisitions		(12.6)		-
Deferred finance costs		0.4		0.2
Translation differences and other non cash movements		51.1		33.5
Movement in net debt in the year		(5.4)		9.9
Net debt at 1 January 2003		(675.5)		(685.4)
Net debt at 31 December 2003		(680.9)		(675.5)

Reconciliation of operating profit to net cash inflow from operating activities

	31 December 2003 £m	31 December 2002 £m
Group operating profit	**54.4**	96.3
Depreciation	**38.5**	39.8
Tangible fixed assets written off	**0.6**	0.4
Decrease in stocks	**(0.3)**	0.1
Decrease/(increase) in debtors	**10.1**	(4.3)
Decrease in creditors	**(9.7)**	(9.7)
Decrease in provisions	**(0.5)**	(0.4)
Net cash inflow from operating activities	**93.1**	122.2

ANALYSIS OF NET DEBT

	As at 1 January 2003 £m	Cash flow £m	Deferred finance costs £m	Acquisitions excluding cash and overdrafts £m	Translation differences and other non cash movements £m	As at 31 December 2003 £m
Cash	46.2	(11.8)	-	-	(2.6)	**31.8**
Overdrafts	(1.8)	-	-	-	0.3	**(1.5)**
		(11.8)				
Short term deposits	12.9	-	-	-	0.2	**13.1**
Debt due after one year	(465.0)	(55.7)	0.4	-	29.1	**(491.2)**
Debt due within one year	(86.5)	72.6	-	(12.6)	5.8	**(20.7)**
Finance leases	(18.3)	11.1	-	-	(0.5)	**(7.7)**
Bonds due after one year	(147.4)	(29.5)	-	-	14.8	**(162.1)**
Bonds due within one year	(15.6)	(31.0)	-	-	4.0	**(42.6)**
		(32.5)				
	(675.5)	(44.3)	0.4	(12.6)	51.1	**(680.9)**

Analysis of cash flows for headings netted in the cash flow statement

	31 December 2003 £m	31 December 2002 £m
Returns on investment and servicing of finance		
Interest received	2.2	4.6
Interest paid	(39.0)	(46.5)
Payment of interest on deferred consideration	(4.8)	-
Loan arrangement fees paid	(0.4)	(2.9)
Interest element of finance lease rental payments	(0.9)	(1.2)
Dividends paid to minorities	(2.6)	(4.0)
Net cash outflow for returns on investments and servicing of finance	(45.5)	(50.0)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(17.6)	(28.6)
Millenium Hilton New York capital expenditure	(14.7)	(5.1)
Insurance capital claim receipts	-	18.9
Purchase of development properties	-	(2.1)
Proceeds from the sale of development properties	-	0.3
Proceeds from the sale of investments	2.5	-
Sale of properties held for resale	-	3.2
Sale of other fixed assets	6.1	0.3
Repayments from loans to associate undertakings and joint ventures	-	0.9
Net cash outflow for capital expenditure and financial investment	(23.7)	(12.2)
Acquisitions and disposals		
Acquisition of subsidiary undertakings	(2.6)	-
Payment of deferred consideration	(25.4)	-
Net cash outflow for acquisitions and disposals	(28.0)	-
Management of liquid resources		
Cash withdrawn from short term deposit	-	30.6
Net cash inflow from management of liquid resources	-	30.6
Financing		
Issue of shares from the exercise of options	0.1	0.2
Purchase of shares from minority interests	-	(37.4)
	0.1	(37.2)
Drawdown of third party loans	304.7	165.2
Repayment of third party loans	(261.1)	(155.0)
Capital element of finance lease rental repayment	(11.1)	(2.1)
	32.5	8.1
Net cash inflow/(outflow) from financing	32.6	(29.1)

1. SEGMENTAL INFORMATION

	New York 2003 £m	Rest of USA 2003 £m	London 2003 £m	Rest of Europe 2003 £m	Asia 2003 £m	Australasia 2003 £m	Group 2003 £m
Turnover							
Hotel	68.9	104.3	69.4	89.4	126.5	42.6	501.1
Non-hotel	-	3.5	-	-	1.6	16.9	22.0
Total	68.9	107.8	69.4	89.4	128.1	59.5	523.1
Hotel gross operating profit	17.8	21.0	34.3	25.0	45.3	17.4	160.8
Hotel fixed charges	(13.9)	(19.5)	(11.9)	(18.7)	(22.0)	(9.7)	(95.7)
Hotel operating profit	3.9	1.5	22.4	6.3	23.3	7.7	65.1
Non-hotel operating profit	-	1.4	-	-	1.0	7.0	9.4
Profit before central costs	3.9	2.9	22.4	6.3	24.3	14.7	74.5
Other operating expenses	(8.1)						(8.1)
Central costs							(12.0)
Group operating profit							54.4
Share of operating profits of joint ventures	3.1				3.9		7.0
Share of operating profits of associated undertakings							-
Profit on sale of fixed assets							0.4
Net interest payable							(43.1)
Profit on ordinary activities before taxation							18.7

Hotel fixed charges include property rent, taxes and insurance, depreciation and amortisation, operating lease rentals and management fees. There are no inter segment sales.

Turnover by origin is not significantly different from turnover by destination.

Turnover derives from two classes of business; hotel operations and non-hotel operations comprising property transactions.

For 2003 the New York hotel operating profit excludes pre-opening and legal fees with respect to the Millenium Hilton, these are disclosed in other operating expenses.

For 2002 the New York hotel operating profit excludes business interruption income with respect to the Millenium Hilton, this is disclosed in other operating income.

	New York 2002 £m	Rest of USA 2002 £m	London 2002 £m	Rest of Europe 2002 £m	Asia 2002 £m	Australasia 2002 £m	Group 2002 £m
Turnover							
Hotel	68.0	115.9	75.3	88.6	155.8	40.8	544.4
Non-hotel	-	3.8	-	-	1.8	17.5	23.1
Total	68.0	119.7	75.3	88.6	157.6	58.3	567.5
Hotel gross operating profit	22.1	27.5	38.7	27.0	60.5	15.2	191.0
Hotel fixed charges	(11.4)	(20.9)	(14.1)	(17.7)	(26.8)	(8.2)	(99.1)
Hotel operating profit	10.7	6.6	24.6	9.3	33.7	7.0	91.9
Non-hotel operating profit	-	1.5	-	-	1.2	7.4	10.1
Profit before central costs	10.7	8.1	24.6	9.3	34.9	14.4	102.0
Other operating income	6.5						6.5
Central costs							(12.2)
Group operating profit							96.3
Share of operating profits of joint ventures	5.1				7.1		12.2
Share of operating profits of associated undertakings		0.4					0.4
Profit on sale of fixed assets							-
Net interest payable							(48.7)
Profit on ordinary activities before taxation							60.2

2. TAXATION

	2003 £m	2002 £m
The tax charge comprises:		
Current tax:		
UK Corporation tax on profits of the year at 30% (2002: 30%)	6.2	2.9
(Over)/under provision in respect of prior years	(3.9)	0.3
	2.3	3.2
Overseas taxation		
Current year charge	3.3	11.8
Over provision in respect of prior years	(2.8)	(4.5)
Taxation attributable to profits of joint ventures	0.3	0.7
Total current tax	3.1	11.2
Deferred tax:		
Origination and reversal of timing differences:		
Current year	1.1	2.1
Adjustments in respect of prior years	(2.9)	-
Effect of decreased rate on opening liability	-	(1.5)
Deferred taxation attributable to joint ventures	0.6	1.7
Deferred taxation attributable to associates	-	0.9
Total deferred tax	(1.2)	3.2
Tax on profit on ordinary activities	1.9	14.4

3. DIVIDENDS – EQUITY

The final dividend of 2.05p per share will be paid on 21 May 2004 to shareholders on the register as at close of business on 26 March 2004. The Group will again be offering shareholders the option of a scrip dividend.

4. EARNINGS PER SHARE

The earnings per share are based on earnings of £11.1m (2002: £38.0m) and a weighted average number of shares in issue during the year of 282.7m (2002: 282.6m).

Fully diluted earnings per share are based on a weighted average number of shares in issue during the year, as adjusted for the exercise of options, of 283.1m (2002: 282.7m).

5. BASIS OF PREPARATION

The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 31 December 2003 or 31 December 2002 but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the Company's Annual General Meeting.

The auditors have reported on those accounts. Their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

6. ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 6 May 2004.

7. KEY OPERATING STATISTICS

	2003 Excluding Millenium Hilton	2002 Like for like	2002 Reported currency
Occupancy (%)			
New York	83.8	83.3	83.3
Rest of USA	57.0	53.8	54.0
USA	61.9	59.3	59.7
London	80.9	83.1	83.1
Rest of Europe	69.8	68.6	68.6
Europe	74.7	75.0	75.0
Asia	56.5	66.4	66.4
Australasia	68.7	69.9	70.4
Group	64.9	66.8	67.2
Average room rate (£)			
New York	101.87	110.07	120.28
Rest of USA	57.97	64.42	70.83
USA	68.88	76.21	84.29
London	73.85	79.86	79.86
Rest of Europe	66.74	71.33	68.94
Europe	70.16	75.52	74.30
Asia	51.98	56.42	59.26
Australasia	37.14	35.69	31.46
Group	60.42	64.61	65.73
RevPAR (£)			
New York	85.37	91.69	100.19
Rest of USA	33.04	34.66	38.25
USA	42.64	45.19	50.32
London	59.74	66.36	66.36
Rest of Europe	46.58	48.93	47.29
Europe	52.41	56.64	55.73
Asia	29.37	37.46	39.35
Australasia	25.52	24.95	22.15
Group	39.21	43.16	44.17
Gross Operating Profit margin (%)			
New York	26.5	32.5	32.5
Rest of USA	20.1	23.8	23.7
USA	21.2	26.9	27.0
London	49.4	51.4	51.4
Rest of Europe	28.0	30.2	30.5
Europe	37.3	39.8	40.1
Asia	35.8	38.9	38.8
Australasia	40.8	39.6	37.3
Group	32.3	35.3	35.1

Like for like statistics include

- Four Points Sunnyvale for the years ended 31 December 2002 and 2003
- Millennium Hotel Sydney for the three months ended 31 March 2002 and 2003
- Quality Hotel Willis Street, Wellington for the three months ended 31 March 2002 and 2003

The Millenium Hilton New York is excluded from both 2002 and 2003 statistics. Including the Millenium Hilton, after deduction of pre-opening expenses in 2003 would produce the following statistics.

Occupancy (%)	
New York	82.6
USA	62.7
Group	65.1
Average room rate (£)	
New York	105.42
USA	71.94
Group	61.60
RevPAR (£)	
New York	87.08
USA	45.11
Group	40.10
Gross operating profit margin (%)	
New York	25.8
USA	22.4
Group	32.1

Consolidated profit and loss account for the quarter ended 31 December 2003

	3 months ended 31 December 2003 £m	3 months ended 31 December 2003 £m	3 months ended 31 December 2002 £m	3 months ended 31 December 2002 £m
TURNOVER				
Group and share of joint ventures	165.3		167.3	
Less share of turnover of joint ventures	(19.8)		(22.5)	
GROUP TURNOVER		145.5		144.8
Cost of sales		(64.7)		(65.1)
GROSS PROFIT		80.8		79.7
Administrative expenses		(55.8)		(52.6)
Other operating (expense)/income		(0.6)		2.3
GROUP OPERATING PROFIT		24.4		29.4
Share of operating profits of joint ventures		5.2		6.5
Share of operating profits of associated undertakings		-		0.1
TOTAL OPERATING PROFIT		29.6		36.0
Profit on sale of fixed assets		-		-
PROFIT BEFORE INTEREST AND TAXATION		29.6		36.0
Interest receivable and similar income				
Group	0.5		3.6	
		0.5		3.6
Interest payable and similar charges				
Group	(10.7)		(12.7)	
Joint ventures	(1.0)		(2.8)	
Associated undertakings	-		(0.1)	
		(11.7)		(15.6)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		18.4		24.0
Tax on profit on ordinary activities		(1.8)		(4.9)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		16.6		19.1
Minority interests - equity		(2.1)		(0.8)
Profit for the financial period		14.5		18.3
Dividends paid and proposed		(5.8)		(23.4)
RETAINED PROFIT/(LOSS) FOR THE FINANCIAL PERIOD		8.7		(5.1)

KEY OPERATING STATISTICS

	3 months ended 31 December 2003 Excluding Millenium Hilton	3 months ended 31 December 2002 Like for like
Occupancy (%)		
New York	85.1	85.1
Rest of USA	53.8	51.8
USA	59.5	58.0
London	84.4	80.9
Rest of Europe	70.2	68.5
Europe	76.5	74.0
Asia	68.3	65.8
Australasia	76.4	75.4
Group	68.7	66.7
Average room rate (£)		
New York	115.09	114.97
Rest of USA	54.38	59.28
USA	70.31	74.31
London	78.33	80.62
Rest of Europe	67.01	71.12
Europe	72.55	75.72
Asia	50.54	53.22
Australasia	39.08	37.88
Group	60.79	63.35
RevPAR (£)		
New York	97.94	97.84
Rest of USA	29.26	30.71
USA	41.83	43.10
London	66.11	65.22
Rest of Europe	47.04	48.72
Europe	55.50	56.03
Asia	34.52	35.02
Australasia	29.86	28.56
Group	41.76	42.25
Gross Operating Profit margin (%)		
New York	18.2	38.7
Rest of USA	16.4	19.7
USA	16.8	26.9
London	51.5	51.5
Rest of Europe	28.3	30.5
Europe	38.8	39.8
Asia	48.7	44.0
Australasia	43.1	43.9
Group	35.4	37.2

Like for like statistics include

- Four Points Sunnyvale for the three months ended 31 December 2002 and 2003

The Millenium Hilton is excluded from both 2002 and 2003 statistics. Including the Millenium Hilton, after deduction of pre-opening expenses, in 2003 would produce the following statistics.

Occupancy (%)	
New York	84.3
USA	61.4
Group	69.1
Average room rate (£)	
New York	118.94
USA	76.49
Group	63.05
RevPAR (£)	
New York	100.27
USA	46.96
Group	43.57
Gross operating profit margin (%)	
New York	22.3
USA	19.1
Group	35.6

CDL Hotels NZ Ltd Matches Record Profit

Media release 19th February 2004

The country's largest hotel operator, CDL Hotels New Zealand Limited (CDL), achieved earnings for the year ended 31 December 2003 on a par with the pervious year's record performance.

For the year under review the company announced an after tax profit of $17.0 million, which was a shade lower than the $17.1 million reported for the corresponding period a year earlier. The result was attained despite a $22 million drop in revenue over the period to $168 million.

The managing director of CDL, Mr Tsang Jat Meng, said that the key feature of the latest performance was that the company managed to extract such a high level of profitability in a year when revenue was clearly down and operating conditions for the core hotels division were the most challenging the company had faced.

"While a lower contribution from Kingsgate International Corporation Limited did impact revenue, our ability to continue to achieve operating efficiencies was the main reason behind us maintaining our earnings at the level we did," he said.

"In all it was a very pleasing result. We have come a long way in the last three years when you consider that our earnings for the 2000 financial year were $1.5 million.

"Clearly the rebuilding phase has been a success. It is particularly gratifying that the market is now beginning to recognise our efforts, re-rating our shares on the back of this consistency of performance."

CDL shares have risen from 25 cents to 48 cents (up 92%) during the 2003 calendar year. While the price was still at a discount to asset backing of 68.9 cents, Mr Tsang said the recent rise in share price was a fitting reward for shareholders, many of whom have supported this company over numerous years.

CDL has resolved to pay a fully imputed dividend of 1.4 cents per share, in line with the previous year's payment.

Although CDL reported another strong profit, operationally it was still a very challenging year for the group's three divisions: the core New Zealand hotels business and the listed subsidiaries CDL Investments New Zealand Limited and Kingsgate International Corporation Limited.

"As we indicated at the half year, the Iraq conflict and the ongoing impact of SARS provided a testing environment for tourism operators. With a stable of 28 hotels around the country we are sensitive to any shift in demand. However, the Hotels increased their operating performance significantly" Mr Tsang said.

"There are always going to be factors that affect a business that are out of your control. So it is essential to closely manage the things that we can control such as costs and operational efficiency. Being able to react to situations quickly is vital. For example, during these latest

crises we refocused our entire sales and marketing and operational strategies to counter a drop in accommodation demand from our traditional international markets.

"While conditions were tough with occupancy roughly in line with the previous year, we managed to increase the average room rate by 4.3%, which increased our overall yield by 4.4%, once again endorsing our strategy of targeting higher yielding sectors of the market.

"The company continued with its strategy of developing the domestic market, though not at the expense of international growth. International visitors continued to remain an important revenue source, accounting for 61% of our guest profile (2002: 62.9%)."

During the year under review CDL also relaunched the Kingsgate Hotels brand in New Zealand to replace the Quality brand. "The exercise to rebrand the 15 former Quality Hotels was conducted smoothly and was well within budget and agreed time frames," Mr Tsang said.

Across the hotels group, revenue and profitability for the Copthorne and Kingsgate hotels improved. The Millennium hotels were the most exposed to international markets, having hotels located in the prime tourism centres of Queenstown, Christchurch and Rotorua. Despite substantial revenue pressure the Millennium division still increased profits.

Once again, CDL Investments (61.48% owned by CDL) provided a valuable contribution, reporting a net after tax profit of $6.60 million for the year. This compared to $5.99 million for 2002. Mr Tsang said that CDL Investments was performing to expectation. "While there are signs the property market is cooling, the company has strong management and a robust balance sheet and is therefore well placed to take advantage of opportunities as they arise."

The contribution from Kingsgate International Corporation Limited (of which CDL owns 50.74%) fell reflecting short-term negative impacts as the company underwent a redevelopment phase. The drop in net profit to $4.02 million from $10.20 million the previous year principally related to the closure of the Millennium Hotel Sydney for its conversion into Zenith Residencies and a decline in profits from the Birkenhead Quays as the development entered its final stage. The impact in conversion of earnings from Australia operations given the stronger New Zealand dollar and a return to tax paying status also affected earnings.

The operating profit for the CDL group before tax and minority interests was $32.4 (2002: $32.8). The New Zealand hotels operations contributed 50% (2002:33%), CDL Investments 31% (2002:29%) and Kingsgate International 19% (2002:38%).

Mr Tsang said that the outlook for the group remained positive. "We have made an encouraging start to the current financial year but it is still early days. Conditions do remain challenging, particularly due to the potential impact of the high New Zealand dollar on international tourism inflows. But the group is in a strong financial position and well placed to deliver another acceptable performance."

Ends

Issued by Senescall Akers Ltd on behalf of CDL Hotels NZ Ltd

Any inquiries please contact:
Tsang Jat Meng
Managing director
CDL Hotels NZ Ltd
(09) 913 8001
(021) 882 669

or

Geoff Senescall
Senescall Akers Ltd
021 481234

PRELIMINARY FULL/~~HALF~~ YEAR REPORT ANNOUNCEMENT

CDL HOTELS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *Full/~~Half~~ Year Ended 31 December 2003

(referred to in this Report as the '**Current Full/~~Half Year~~**')

Preliminary **full/~~half~~ year** report on results (including the results for the previous corresponding **full/~~half~~ year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **audited/~~unaudited~~** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer **has/~~does not have~~** a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current *~~Half~~/Full Year NZ$'000	*Up/(Down) %	Previous Corresponding *~~Half~~/Full Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	167,450	(11.2%)	188,667
	(b)	Other Revenue	867		1,449
	(c)	Total Operating Revenue	168,317		190,116
2	(a)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	32,400	(1.4%)	32,848
	(b)	Unusual Items for Separate Disclosure			
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	32,400	(1.4%)	32,848
	(d)	Less tax on Operating Profit	10,195		7,431
	(e)	Operating *Surplus ~~(deficit)~~ after Tax but before Minority Interests	22,205		25,417
	(f)	Less Minority Interests	5,171		8,311
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUE**	17,034	(0.4%)	17,106
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	(a)	**TOTAL OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	22,205	(12.6%)	25,417
	(b)	Operating *Surplus ~~(deficit)~~ and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]	5,171		8,311
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	17,034	(0.4%)	17,106

* Delete as required

5 **DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF/~~FULL~~ YEAR**

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~

		Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a)	Interest revenue included in Item 2(c) above	784	543
(b)	# Interest revenue included in Item 5(a) above but not yet received		21
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	5,222	6,684
(d)	# Interest costs capitalised in asset values	70	473
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	9,294	10,305
(g)	Write-off of intangibles	942	944
(h)	Unrealised changes in value of investments		

6 **(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP**

	GROUP - CURRENT *~~HALF~~/FULL YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items item 2(b) above	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 **(b) COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current * ~~Half~~/Full Year

NIL

(ii) Significant trends or events since end of Current *~~Half~~/Full Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/ ~~or~~ last Half Yearly to be disclosed

NIL

* Delete as required

7 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current *~~Half~~/Full Year NZ cents	Previous Corresponding *~~Half~~/Full Year NZ cents
Basic EPS	4.87	4.89
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	NIL	NIL
(ii)	Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii)	Date to which such contribution has been calculated		
(iv)	Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i)	Name of subsidiary or group of subsidiaries	NIL	NIL
(ii)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii)	Date to which such contribution has been calculated		
(iv)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v)	Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the * ~~half-year~~/full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *~~half-year~~/full year report

SEGMENTS

Operating revenue:

Sales to customers outside the group

Intersegment sales — SEE ATTACHED NOTE 9

Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current ~~*Half~~/ Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	20,244	9,162	13,313
(b) Receivables	31,749	35,296	30,651
(c) Development property/hotel held for resale within current year	19,949	17,381	10,937
(d) Inventories	1,461	1,370	1,215
(e) Other		582	335
(f) TOTAL CURRENT ASSETS	73,403	63,791	56,451
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties	137,682	109,788	115,921
(j) Property, plant and equipment	181,621	254,445	202,214
(k) Intangibles	5,818	6,761	6,288
(l) Development property held for resale after current year	73,061	21,013	79,823
(m) TOTAL NON-CURRENT ASSETS	398,182	392,007	404,246
(n) TOTAL ASSETS	471,585	455,798	460,697
11 CURRENT LIABILITIES:			
(a) Accounts payable	23,093	25,811	21,798
(b) Borrowings	700	6,900	4,727
(c) Provisions			3,100
(d) Dividend Payable			
(e) TOTAL CURRENT LIABILITIES	23,793	32,711	29,625
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	85,743	91,944	83,530
(h) Provision for deferred taxation	9,525	5,200	5,601
(I) Other			
(j) TOTAL NON-CURRENT LIABILITIES	95,268	97,144	89,131
(k) TOTAL LIABILITIES	119,061	129,855	118,756
(l) NET ASSETS	352,524	325,943	341,941
12 SHAREHOLDERS' EQUITY			
(a) Share capital	430,245	430,245	430,245
(b) Reserves (i) Revaluation reserve	7,840	7,840	7,840
(ii) Other reserves	(1,944)	(7,299)	(1,697)
(c) Retained ~~*surplus~~ (accumulated deficit)	(195,109)	(207,253)	(203,977)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	241,032	223,533	232,411
(e) Outside equity interests in subsidiaries	111,492	102,410	109,530
(f) TOTAL SHAREHOLDERS' EQUITY	352,524	325,943	341,941

* Delete as required

STATEMENT OF CASH FLOWS FOR *~~HALF~~/FULL YEAR

(See Note (IX) attached)

		Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
(a)	Receipts from customers	172,244	180,897
(b)	Interest received	784	532
(c)	Dividends received		
(d)	Payments to suppliers and employees	(119,615)	(123,177)
(e)	Interest paid	(5,222)	(6,374)
(f)	Income taxes paid	(7,393)	(5,253)
(g)	Interest paid capitalised to development projects	(70)	(473)
(h)	**NET OPERATING CASH FLOWS**	40,728	46,152
14	**CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a)	Cash proceeds from sale of property, plant and equipment	5,597	133
(b)	Cash proceeds from sale of equity investments		
(c)	Loans repaid by other entities		
(d)	Cash paid for purchases of property, plant and equipment	(8,053)	(11,547)
(e)	Interest paid - capitalised		
(f)	Cash paid for purchases of development properties	(6,202)	
(g)	Loans to other entities		
(h)	Cash paid for purchases of investment properties	(268)	(2,833)
(i)	**NET INVESTING CASH FLOWS**	(8,926)	(14,247)
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a)	Cash proceeds from issues of shares, options, etc.		
(b)	Borrowings		
(c)	Repayment of borrowings	(15,108)	(25,002)
(d)	Dividends paid	(6,141)	(5,294)
(e)	Other		
(f)	**NET FINANCING CASH FLOWS**	(21,249)	(30,296)
16	**NET INCREASE (DECREASE) IN CASH HELD**	10,553	1,609
(a)	Cash at beginning of *~~half year~~/full year	9,162	8,649
(b)	Exchange rate adjustments to Item 16(a) above	529	(1,096)
(c)	**CASH AT END OF *~~HALF YEAR~~/FULL YEAR**	20,244	9,162

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

* Delete as required

18 **RECONCILIATION OF CASH**

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Cash on Hand and at Bank	6,332	9,535
Deposits at call	17,572	3,276
Bank Overdraft	(3,660)	(3,649)
Other (provide details)		
Total = Cash at End of *Half/~~Full~~ Year [Item 16(c) above]	20,244	9,162

19 **EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS**

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) **GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES**

	EQUITY EARNINGS	
	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

* Delete as required

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *~~Half~~/Full Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *~~Half~~/Full Year	Previous Corresponding *~~Half~~/Full Year	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
			Equity Accounted	
---------- NIL ----------				
Other Material Interests			*Not Equity Accounted*	
---------- NIL ----------				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT ~~HALF~~/FULL YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	
ORDINARY SHARES:	349,598,066	349,598,066	25.00
Issued during current *~~half year~~/full year	NIL	NIL	
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	

OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *~~half year~~/full year	NIL	NIL	

DEBENTURES - Totals only:	NIL	NIL
UNSECURED NOTES - Totals only:	NIL	NIL
OTHER SECURITIES	NIL	NIL

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING**
(Location) (if full year report)

(a) To be held at Auckland
(b) Date tba Time tba
(c) Approximate date of availability of Annual Report Early April 2004

*If this *~~half year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting:*

Tsang Jat Meng (Managing Director) 18 February 2004
(signed by) Authorised Officer of Listed Issuer

* Delete as required

CDL Hotels New Zealand Limited

Full Year ended 31 December 2003

Note 9 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's
Segment Revenue	121,099	132,911	47,218	57,205	168,317	190,116
Profit/(Loss) for the period after taxation before Minority Interests	10,930	8,830	11,275	16,587	22,205	25,417
Segment Assets	210,370	285,408	261,216	170,390	471,586	455,798

(b) Geographic Segments

	New Zealand		Australia		Consolidated	
	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's
Segment Revenue	144,925	139,265	23,392	50,851	168,317	190,116
Profit/(Loss) for the period after taxation before Minority Interests	18,351	15,213	3,854	10,204	22,205	25,417
Segment Assets	263,070	260,762	208,516	195,036	471,586	455,798

CHAIRMAN'S STATEMENT

FINANCIAL INFORMATION

CDL Hotels New Zealand Limited (CDL) has reported another set of respectable earnings for the second year in succession.

Trading conditions across the group were particularly challenging compared to the previous year. Lower revenue of $168.3 million, down from $190.1 million in 2002 was attributable to reduced Birkenhead Quays apartment sales and closure of Millennium Hotel Sydney.

Careful management of costs and a clear focus on business objectives across the various operations ensured that earnings were maintained despite lower revenue. Net profit after tax and minority interests for the year ended 31 December 2003 was $17.0 million, compared to $17.1 million for 2002.

CDL derives its earnings from three areas: the New Zealand hotel operations; the Australian operations of Kingsgate International Corporation Limited ; and the property investment and development operations of CDL Investments New Zealand Limited.

Shareholders' funds for the group, including minority interests, improved to $352.5 million on 31 December 2003, compared to $325.9 million a year earlier. Net asset backing per share (excluding minority interests) increased to 68.7 cents per ordinary share (2002: 63.9 cents). Total assets amounted to $471.6 million compared to $455.8 million a year earlier.

CDL is the largest hotel operator in New Zealand, with a portfolio of 28 hotels with 3,576 rooms in 15 locations. It employs approximately 2,400 staff. The group continues to look for opportunities to expand its current portfolio.

OPERATING RESULTS

New Zealand Hotel Operations

CDL is a subsidiary of Millennium & Copthorne Hotels plc (M&C), which also owns, operates and manages hotels in Europe, Asia, the United States of America, the Middle East and North Africa. CDL owns, leases, franchises and manages a portfolio of 28 hotels in New Zealand under the Millennium, Copthorne and Kingsgate hotel brands. The New Zealand hotels continue to benefit from the relationship with the parent company, as it provides a key strategic link to M&C's global distribution and promotional network.

The overall trading activity of the New Zealand hotel sector was extremely challenging as the industry faced two major crises, the conflict in Iraq and the outbreak of SARS. It is fair to say that the Iraq conflict was not totally unexpected; however, the outbreak of SARS was. The effect of these crises meant that the company had to quickly refocus its entire sales and

marketing, and operational strategies to offset the significant reduction in support it would receive from traditional international markets – especially the USA, Asia and Japan. The new strategies were successful, and while the ongoing effects of these two events are still being felt, the market is improving every month.

Despite the negative impact of these two events, turnover from the New Zealand hotel operations rose 0.8% above the 2002 calendar year to $115.1 million. This growth figure was impacted by the loss of revenue as a result of the sale of Kingsgate Hotel Willis Street during the first quarter of 2003. Average occupancy remained in line with 2002 levels, whilst the average room rate increased by 4.7%. In combination, this produced an overall 2.6% increase in yield, once again bearing out our strategy of targeting higher-yielding sectors of the market.

International visitors constituted 61.0% of our guest profile for the year (2002: 62.9%). The policy of managing our exposure to the international market continues as we further develop the New Zealand domestic market. It should be noted that it is not our intention to sacrifice international growth but to grow both major sectors of the market concurrently.

Overall, the New Zealand hotel operations recorded positive revenue growth, with all regions – particularly the Bay of Islands, Queenstown, Christchurch and the provincial hotels – performing well. While Auckland benefited from the Americas Cup during the first quarter, it coincided with a traditional peak tourism period and, as such, the gains were not as great had the event been staged at a different time. Wellington continued to perform well despite increased pressure on room rates.

During the year under review, CDL re-launched the Kingsgate brand into New Zealand after terminating its agreement with Choice Hotels International Limited (CHI), the licensor of the Quality brand. The rebranding of all of the 15 former Quality hotels was conducted smoothly and was well within the agreed time frame and budget. The cost of rebranding has been offsetted by the savings in franchise fees formerly paid to CHI. Moreover, CDL now has total control over the sales and marketing initiatives of its total portfolio of 28 hotels in New Zealand. The market has reacted favourably to the rebranding.

Across the group, the Copthorne and Kingsgate branded hotels improved their position, recording increased revenues and profits well in excess of 2002 levels. The Millennium branded hotels were the most exposed to the negative impact of the two major world events. They are located in the prime international tourism centres of Queenstown, Christchurch and Rotorua. Despite substantial pressure on revenues, the Millennium division recorded increased profits due to an excellent revenue to profit conversion ratio.

Some major renovation works were completed during the year, including the refurbishment and air-conditioning of 161 guestrooms at the Copthorne Hotel Durham Street Christchurch, and the re-carpeting of the entire Millennium Hotel Queenstown and Millennium Hotel Christchurch. In addition to the refurbishment programmes carried out throughout the year, the company spent an additional 12.6% on repairs & maintenance across the hotels. This investment is already contributing to the improved revenue and profitability of the group.

The group also retained its "Tertiary" status as an ACC Accredited Employer and it spent an additional 5.1% on training and human resources.

Sale of Kingsgate Hotel - Willis Street, Wellington

The Company sold the Kingsgate Hotel Willis Street (formerly Quality Hotel Willis Street) on 31 March 2003. The hotel continues to be managed by Hospitality Services Limited, the management company of the group.

Kingsgate International Corporation Limited (KIC)

Kingsgate International Corporation Limited, a 50.74% owned subsidiary of the company, reported a net operating profit after tax of $4.02 million for the year ended 31 December 2003. Although this represents a decline from $10.20 million for the previous year, it was a reasonable result given the closure of the Millennium Hotel Sydney for its conversion into Zenith Residences, a residential development of 97 apartments.

Other factors contributing to the decline in profits were the completion of the residential development sales of Birkenhead Quays Stages 2 and 3 and the impact of the conversion of earnings from the Australian operations given the stronger New Zealand dollar.

2003 net earnings were also affected by the exhaustion of previously accumulated Australian tax losses in September 2002. This had resulted in KIC incurring a tax charge of $2.18 million for the 2003 year.

Total operating revenue was $23.7 million, compared to $50.9 million in 2002.

Looking at the operations, the soft demolition work is now completed at the former Millennium Hotel Sydney site. The main building contract for the Zenith Residences project is still being negotiated. The contractor is expected to commence building work once all the terms are finalised. While the sales process has begun, settlements are not due until completion and therefore no sales revenue has been taken into account in the 2003 financial year.

Revenue from the Kingsgate Shopping Centre was down slightly on the previous year, reflecting disruption brought about by the closure of the hotel. New service arrangements have been negotiated and occupancy remains high, at 92.8% of occupied space.

The Birkenhead Point Shopping Centre operations were more stable. Although there was more competition with the opening of new factory outlets, retail trade remained relatively healthy in 2003.

The performance of Birkenhead Point Marina was boosted by the major refurbishment in 2002 with revenue rising 21% in the year under review and profit rising 48.5%.

The Birkenhead Quays Residential Project, a key earnings driver over the years, obtained council approval for the fourth and final stage of the residential project during the year. No further development work has been scheduled at this stage, however, as the board reviews its options for the project.

CDL Investments New Zealand Limited (CDLI)

CDL Investments New Zealand Limited ("CDLI"), a 61.48% (2002 60.12%) owned subsidiary of the company, reported a net profit after tax of $6.60 million for the year, compared with an after-tax profit of $5.99 million for 2002.

The total revenue of $27.22 million was up 14% from that of the previous year. This reflects an increase in the number of sales, though there was a shift away from properties at the higher end of the market when compared to the previous year's activity.

Continuing on from the 2002 financial year, market conditions throughout 2003 were favourable for the New Zealand property market. Strong demand, low interest rates, a competitive exchange rate and continued strong population growth driven by net migration have seen an increase in sales during the 2003 financial year.

CDL Land New Zealand Limited recorded annual sales of 303 sections during the year, compared with 221 in 2002. This growth can be attributed, in particular, to increased sales in the Hamilton and Tauranga areas. Extensive development was undertaken in these areas during the 2002 financial year, and the benefits have been realised in the current year.

The company will continue to actively and selectively seek land investments and development opportunities in key growth areas to enhance future earnings. The company's strong balance sheet will enable it to take advantage of any opportunities that may arise.

Dividend Announcement

The company has resolved to pay a fully imputed dividend of 1.4 cents per ordinary share. This is in line with the previous year's payment.

Changes to the Board

As was announced in January, I will be retiring as chief executive of Millennium & Copthorne Hotels Plc, effective from the end of February. I will also be retiring as chairman of CDL, KIC and CDLI. I am confident the company is in good shape and the board and management have the skills required to continue to drive performance. My replacement will be announced in due course.

Outlook

The Board retains its positive long-term outlook. Support of the New Zealand hotels from off-shore markets is recovering well after the negative impact of the Iraq conflict and SARS. International visitor arrivals are predicted to remain strong as a result of increased airline capacity to New Zealand, the activities of Tourism New Zealand and our own sales and marketing initiatives. There is a level of concern however that the strength of the New Zealand dollar may begin to have a bearing on the quantity of visitor arrivals from the USA. The New Zealand hotel market remains highly competitive; but our ongoing focus on yield growth, in conjunction with the strategy of building our New Zealand revenue base, should continue to bear fruit. Increasing the level of support from the New Zealand market should also provide a shield for any unforeseen fluctuations in international visitor flows. At the same time, our links to the international network of our parent company M&C will ensure we maintain or improve market share from our international markets.

The 2004 year has started positively, with good initial trading results throughout the group. Barring unforeseen circumstances, the board expects another profitable year.

John Wilson
CHAIRMAN
18th February, 2004

For any inquiries, please contact:

Tsang Jat Meng, Managing Director

CDL Hotels New Zealand Limited

Telephone: New Zealand (09) 913 8001

Facsimile: New Zealand (09) 309 3244

Email: tsang.jm@mckhotels.co.nz

PRELIMINARY FULL/~~HALF~~ YEAR REPORT ANNOUNCEMENT

CDL INVESTMENTS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *Full/~~Half~~ Year Ended 31 December 2003

(referred to in this Report as the '**Current Full/~~Half Year~~**')

Preliminary **full/~~half~~ year** report on results (including the results for the previous corresponding **full/~~half~~ year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **audited/~~unaudited~~** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer does not have a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current *~~Half~~/Full Year NZ$'000	*Up/(Down) %	Previous Corresponding *~~Half~~/Full Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	26,892	13.8%	23,641
	(b)	Other Revenue	325		238
	(c)	Total Operating Revenue	27,217		23,879
2	(a)	**OPERATING *SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	9,987	5.0%	9,512
	(b)	Unusual Items for Separate Disclosure			
	(c)	**OPERATING *SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX**	9,987	5.0%	9,512
	(d)	Less tax on Operating Profit	3,392		3,527
	(e)	Operating *Surplus (deficit) after Tax but before Minority Intere	6,595		5,985
	(f)	Less Minority Interests			
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING *SURPLUS (DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSU**	6,595	10.2%	5,985
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	(a)	**TOTAL OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	6,595	10.2%	5,985
	(b)	Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]			
	(c)	**OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	6,595	10.2%	5,985

* Delete as required

		Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
5	**DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT ~~HALF~~/FULL YEAR** # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~		
(a)	Interest revenue included in Item 2(c) above	193	138
(b)	# Interest revenue included in Item 5(a) above but not yet received		
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	8	2
(d)	# Interest costs capitalised in asset values	70	473
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	15	19
(g)	Write-off of intangibles		
(h)	Unrealised changes in value of investments		

6 (a) **UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP**

	GROUP - CURRENT *~~HALF~~/FULL YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *~~Half~~/Full Year

NIL

(ii) Significant trends or events since end of Current *~~Half~~/Full Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

NIL

* Delete as required

7 **EARNINGS PER SECURITY**

	CONSOLIDATED	
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Current *~~Half~~/Full Year NZ cents	Previous Corresponding *~~Half~~/Full Year NZ cents
Basic EPS	3.36	3.20
Diluted EPS (if materially different from (a))		

8 (a) **MATERIAL ACQUISITIONS OF SUBSIDIARIES**

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) **MATERIAL DISPOSALS OF SUBSIDIARIES**

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 **REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS**

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *~~half-year~~/full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *~~half year~~/full year report

SEGMENTS

Not applicable as the company only operates in New Zealand and is primarily involved in property related investment and development.

Operating revenue:
- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]
Segment result
Unallocated expenses
Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]
Segment assets
Unallocated assets
Total assets [Equal to Item 10(n) below]

* Delete as required

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current *~~Half/~~ Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	8,825	2,339	796
(b) Receivables	12,871	15,094	18,710
(c) Development property held for resale within current year	19,949	12,733	10,937
(d) Inventories			
(e) Other	196	568	322
(f) TOTAL CURRENT ASSETS	41,841	30,734	30,765
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties			
(j) Property, plant and equipment	43	53	52
(k) Intangibles			
(l) Development property held for resale after current year	11,084	20,971	19,883
(m) TOTAL NON-CURRENT ASSETS	11,127	21,024	19,935
(n) TOTAL ASSETS	52,968	51,758	50,700
11 CURRENT LIABILITIES:			
(a) Accounts payable	878	638	1,395
(b) Borrowings/bank overdraft		5,000	
(c) Provisions	33	29	33
(d) Dividend Payable			
(e) TOTAL CURRENT LIABILITIES	911	5,667	1,428
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings			
(h) Provision for deferred taxation	722	928	845
(I) Other			
(j) TOTAL NON-CURRENT LIABILITIES	722	928	845
(k) TOTAL LIABILITIES	1,633	6,595	2,273
(l) NET ASSETS	51,335	45,163	48,427
12 SHAREHOLDERS' EQUITY			
(a) Share capital	24,221	21,649	24,221
(b) Reserves (i) Revaluation reserve			
(ii) Other reserves	83,020	83,020	83,020
(c) Retained *~~surplus~~ (accumulated deficit)	(55,906)	(59,506)	(58,814)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	51,335	45,163	48,427
(e) Outside equity interests in subsidiaries			
(f) TOTAL SHAREHOLDERS' EQUITY	51,335	45,163	48,427

* Delete as required

STATEMENT OF CASH FLOWS FOR *~~HALF~~/FULL YEAR (See Note (IX) attached)	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	28,779	19,101
(b) Interest received	193	138
(c) Dividends received		
(d) Payments to suppliers and employees	(13,735)	(7,602)
(e) Interest paid	(8)	(2)
(f) Income taxes paid	(2,856)	(2,860)
(g) Interest paid capitalised to development projects	(70)	(473)
(h) NET OPERATING CASH FLOWS	12,303	8,302
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment		8
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(6)	(35)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Cash paid for purchases of investment properties		
(i) NET INVESTING CASH FLOWS	(6)	(27)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings	(5,000)	(4,894)
(d) Dividends paid	(422)	
(e) Other	(389)	
(f) NET FINANCING CASH FLOWS	(5,811)	(4,894)
16 NET INCREASE (DECREASE) IN CASH HELD	6,486	3,381
(a) Cash at beginning of *~~half year~~/full year	2,339	(1,042)
(b) Exchange rate adjustments to Item 16(a) above		
(c) CASH AT END OF *~~HALF YEAR~~/FULL YEAR	8,825	2,339

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

* Delete as required

18 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Cash on Hand and at Bank	262	187
Deposits at call	8,563	2,152
Bank Overdraft		
Other (provide details)		
Total = Cash at End of *~~Half~~/Full Year [Item 16(c) above]	8,825	2,339

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

	EQUITY EARNINGS	
	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

* Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *~~Half~~/Full Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *~~Half~~/Full Year	Previous Corresponding *~~Half~~/Full Year	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
			Equity Accounted	
---------- NIL ----------				
Other Material Interests			*Not Equity Accounted*	
---------- NIL ----------				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *~~Half~~/Full Year NZ$'000	Previous Corresponding *~~Half~~/Full Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	
Reserves		
Equity carrying value of investments		

* Delete as required

20 ISSUED AND QUOTED SECURITIES AT END OF CURRENT ~~HALF~~/FULL YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	
ORDINARY SHARES:	199,358,739	199,358,739	10.00
Issued during current *~~half year~~/full year	12,214,495	12,214,495	10.00
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *~~half year~~/full year	NIL	NIL	

OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *~~half year~~/full year	NIL	NIL	

DEBENTURES - Totals only:	NIL	NIL	
UNSECURED NOTES - Totals only:	NIL	NIL	
OTHER SECURITIES	NIL	NIL	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 ANNUAL MEETING
(Location) (if full year report)

(a) To be held at Auckland
(b) Date tba Time tba
(c) Approximate date of availability of Annual Report early April 2004

If this *~~half year~~/full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

Boon Pua (Company Secretary) — 18 February 2004 (date)
(signed by) Authorised Officer of Listed Issuer

* Delete as required

Chairman's Review

CDL Investments New Zealand Limited

Financial Performance

CDL Investments New Zealand Limited ("CDLI"), a 61.48% owned subsidiary of CDL Hotels New Zealand Limited, reported a net profit after tax of $6,595,000 for the year ended 31 December 2003, compared with an after tax profit of $5,985,000 for the 2002 year.

The total revenue of $27,217,000 was up 14% from that of the previous year. This reflects an increase in number of sales, however a shift away from properties at the higher end of the market when compared to the previous years activity.

Financial Information

Shareholders' funds as at 31 December 2003 totalled $51,335,000, with total assets at $52,968,000. Net asset backing (before distributions) as at 31 December 2003, was 25.7 cents per share compared to 24.1 cents per share in the previous year. Earnings per share, was 3.36 cents compared to 3.20 cents in the previous year.

Operations

Continuing on from the 2002 financial year, market conditions throughout 2003 were favourable for the New Zealand property market. Strong demand coupled with low interest rates, a competitive exchange rate as well as continued strong population growth driven by net migration contributed to an increase in sales during the 2003 financial year.

CDL Land New Zealand Limited recorded annual sales of 302 sections during the year compared with 221 sections in 2002. In particular, this growth can be attributed to increased sales in Hamilton and Tauranga areas. During the 2002 financial year, extensive development was undertaken in these areas, the benefits have been realised in the year under review.

The company will continue to actively and selectively seek land investments and development opportunities in key growth areas to enhance future earnings. The company's strong balance sheet will enable it to take advantage of any opportunities that may arise.

During the year under review, a further 17 hectares of land was acquired. This has helped to replenish CDLI's land bank that totalled 241 hectares at 31 December 2003 which has a current market value of $63,070,000.

In addition, the company was successful in tendering for a further 12.4 ha development site in Albany, Auckland, which went unconditional in January this year.

Dividends

In view of the level of profitability achieved and the amount of imputation credits available, the Board recommended the payment of a fully imputed dividend of 1.6 cents per share. The Dividend Reinvestment Plan established in 1998 will apply to this dividend, enabling shareholders to choose either a fully imputed cash dividend or ordinary shares in lieu.

Board Changes

As was announced in January, I will be retiring as chairman of CDL Hotels New Zealand Limited and CDLI, effective from the end of February. I am confident the company is in good shape and the board and management have the skills required to continue to drive performance. My replacement will be announced in due course.

Outlook

The year has started on an encouraging note with good initial trading results being recorded. However, there are signs that the market may ease in light of high exchange rates, recent increase in interest rates and general cooling of the residential property investment market. Looking ahead, the Company is on a sound footing. It has no debt and has under construction a good range of sections in both price ranges and geographical spread which should enable the Company to retain its market share of the residential section market. The Board therefore expects 2004 to be another profitable year.

John Wilson
Chairman
18th February, 2004

PRELIMINARY FULL/~~HALF~~ YEAR REPORT ANNOUNCEMENT

KINGSGATE INTERNATIONAL CORPORATION LIMITED

(Name of Listed Issuer)

For Full Year Ended 31 Dec 2003 (Date)

(referred to in this Report as the **'Current Full Year'**)

Preliminary **full year** report on results (including the results for the previous corresponding **full year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **audited/~~unaudited~~** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer **does not have** a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current Full Year NZ$'000	*Up/Down %	Previous Corresponding Full Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	23,580	(54%)	50,725
	(b)	Other Revenue	108		126
	(c)	Total Operating Revenue	23,688		50,851
2	**(a)**	**OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX**	6,195	(50%)	12,514
	(b)	Unusual Items for Separate Disclosure			
	(c)	**OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX**	6,195	(50%)	12,514
	(d)	Less tax on Operating Profit	2,180		2,310
	(e)	Operating *Surplus (deficit) after Tax but before Minority Interes	4,015		10,204
	(f)	Less Minority Interests			
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER**	4,015	(61%)	10,204
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	**(a)**	**TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	4,015		10,204
	(b)	Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]			
	(c)	**OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	4,015	(61%)	10,204

* Delete as required

		Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
5	**DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT FULL YEAR** **# Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported surplus**		
(a)	Interest revenue included in Item 2(c) above	108	126
(b)	# Interest revenue included in Item 5(a) above but not yet received	-	-
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	2,511	3,134
(d)	# Interest costs capitalised in asset values	-	-
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	-	-
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	660	1,574
(g)	Write-off of intangibles	-	-
(h)	Unrealised changes in value of investments	-	-

6 (a) **UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP**

	GROUP - CURRENT FULL YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items nil	-	-		-
Total Unusual Items	-	-		-
Extraordinary Items item 3(a) above	-	-		-
Total Extraordinary Items	-	-		-

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report. *CHAIRMAN'S STATEMENT ATTACHED*

(i) Material factors affecting the revenues and expenses of the group for the Current Full Year

NIL

(ii) Significant trends or events since end of Current Full Year *NIL*

(iii) Changes in accounting or adopted policies since last Annual Report and/or last Half Yearly to be disclosed

NIL

7 EARNINGS PER SECURITY

	CONSOLIDATED	
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Current Full Year NZ cents	Previous Corresponding Full Year NZ cents
Basic EPS	1.02	2.60
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the full year report

SEGMENTS

Operating revenue:

Sales to customers outside the group

Intersegment sales *SEE ATTACHED NOTE 9*

Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	2,194	2,536	2,450
(b) Receivables	1,916	8,672	4,096
(c) Development property held for resale within current year		568	
(d) Inventories	1	142	
(e) Other			
(f) TOTAL CURRENT ASSETS	4,111	11,918	6,546
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investment properties	139,185	111,291	119,106
(I) Development properties	61,977	42	60,037
(j) Property, plant and equipment	2,093	73,289	22,331
(k) Intangibles			
(l) Other			
(m) TOTAL NON-CURRENT ASSETS	203,255	184,622	201,474
(n) TOTAL ASSETS	207,366	196,540	208,020
11 CURRENT LIABILITIES:			
(a) Accounts payable	2,745	5,978	6,059
(b) Borrowings			
(c) Provisions	98	876	653
(d) Other			
(e) TOTAL CURRENT LIABILITIES	2,843	6,854	6,712
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	40,770	42,804	41,763
(h) Provisions			
(I) Other	3,563	1,081	1,032
(j) TOTAL NON-CURRENT LIABILITIES	44,333	43,885	42,795
(k) TOTAL LIABILITIES	47,176	50,739	49,507
(l) NET ASSETS	160,190	145,801	158,513
12 SHAREHOLDERS' EQUITY			
(a) Share capital	162,931	162,931	162,931
(b) Reserves (i) Revaluation reserve	15,450	15,450	15,450
(ii) Other reserves	(2,539)	(12,913)	(1,874)
(c) Accumulated deficit	(15,652)	(19,667)	(17,994)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	160,190	145,801	158,513
(e) Outside equity interests in subsidiaries			
(f) TOTAL SHAREHOLDERS' EQUITY	160,190	145,801	158,513

STATEMENT OF CASH FLOWS FOR FULL YEAR

(See Note (IX) attached)

	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from Customers	28,012	47,691
(b) Interest Received	108	126
(c) Dividends Received		
(d) Payments to Suppliers and Employees	(15,178)	(25,494)
(e) Interest Paid	(2,511)	(3,134)
(f) Income Taxes Paid	(331)	(790)
(g) Other		
(h) NET OPERATING CASH FLOWS	10,100	18,399
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	1,229	
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(654)	(1,424)
(e) Interest paid - capitalised to investment properties		
(f) Cash paid for purchases of investment properties	(134)	(4,378)
(g) Loans to other entities		
(h) Other - Payment on Development Property	(6,202)	
(i) NET INVESTING CASH FLOWS	(5,761)	(5,802)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings	(4,848)	(13,376)
(d) Dividends paid		
(e) Other	-	-
(f) NET FINANCING CASH FLOWS	(4,848)	(13,376)
16 NET INCREASE (DECREASE) IN CASH HELD	(509)	(779)
(a) Cash at beginning of full year	2,536	3,810
(b) Exchange rate adjustments to Item 16(a) above	167	(495)
(c) CASH AT END OF FULL YEAR	2,194	2,536

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

18 **RECONCILIATION OF CASH**

For the purposes of the above Statement of Cash Flows, Cash includes

	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
Cash on Hand and at Bank	1,185	1,412
Deposits at call	1,009	1,124
Bank Overdraft		
Other (provide details)		
Total = Cash at End of Full Year [Item 16(c) above]	2,194	2,536

19 **EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS**

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) **GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES**

	EQUITY EARNINGS	
	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

* Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of Full Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current Full Year	Previous Corresponding Full Year	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
			Equity Accounted	
---- NIL ----				
Other Material Interests			*Not Equity Accounted*	
---- NIL ----				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	NIL
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents (If not fully paid)
PREFERENCE SHARES: # (Description)			
Issued during current full year			
ORDINARY SHARES:	393,180,992	393,180,992	
Issued during current full year			
CONVERTIBLE NOTES # (Description)			
Issued during current full year			
OPTIONS:		Exercise Price	Expiry Date
Issued during current full year			
DEBENTURES - Totals only:			
UNSECURED NOTES - Totals only:			
OTHER SECURITIES			

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING** (Location) (if full year report)

(a) To be held at Auckland
(b) Date tba Time tba
(c) Approximate date of availability of Annual Report early April 2004

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

Tsang Jat Meng (Managing Director)
(signed by) Authorised Officer of Listed Issuer

18th February 2004
(date)

Kingsgate International Corporation Limited

Full Year ended 31 December 2003

Note 9 - Reports for industry and geographic segments

FINAL VERSION

(a) Industry Segments

	Hotel		Property		Consolidated	
	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's
Segment Revenue	3,772	17,899	19,916	32,952	23,688	50,851
Profit/(Loss) for the period before taxation	-1,902	-487	8,097	13,001	6,195	12,514
Segment Assets	0	76,410	207,366	120,130	207,366	196,540

(b) Geographic Segments

The Group operates only in Australia.

KINGSGATE INTERNATIONAL CORPORATION LIMITED
CHAIRMAN'S REPORT
FOR YEAR ENDED 31 DECEMBER 2003

FINANICIAL PERFORMANCE

The year 2003 saw significant shifts in the operations of Kingsgate International Corporation Limited ("KIC"), impacting its financial performance in a major way. Operating profit after tax amounted to $4.02 million for the year ended 31 December 2003. This is down from $10.20 million the previous year. Earnings per share amounted to 1.02 cents (2002: 2.60 cents) and total operating revenue was $23.7 million (2002: $50.9 million). A break down of revenue for comparison is as follows:

	2003 (NZ$000s)	2002 (NZ$000s)
Sale of Residential Apartment	$760	$12,612
Hotel Income	$3,739	$17,725
Rental Income	$17,133	$18,446
Marina Income	$1,621	$1,343
Other	$435	$725
	$23,688	$50,851

Shareholders' funds increased by $14.4 million (10%) to $160.2 million as at 31 December 2003, while group assets increased 5.5% and group liabilities fell 7.0%. Net tangible asset value increased to 40.7 cents per share (2002: 37.6 cents per share).

OPERATING PERFORMANCE

The lower profit was due primarily to the one off costs from the closure of the Millennium Hotel Sydney and a decline in profits from residential development following the completion of the sale of Birkenhead Quays Stages 2 and 3. A further impact was the exchange translation arising from the conversion of earnings from the Australian operations given the exchange movement against the New Zealand dollar.
With accumulated Australian tax losses being fully absorbed as of September 2002, KIC incurred a tax charge of $2.18 million for the 2003 year.

Cashflow from operations was encouraging, and the group was able to reduce borrowings by 5% as well as fund $6.2 million of the Zenith Residences project costs. Borrowings will increase significantly over the next 18 months to fund construction should development commence as scheduled, but interest costs will be capitalized against the cost of the project.

OPERATIONS

Millennium Hotel Sydney / Zenith Residences

As mentioned at the KIC AGM in May 2003, KIC was at a pivotal point in its history. Following the board's decision to convert the Millennium Tower into 97 luxury apartments, Millennium Hotel Sydney ceased operations on 31 March 2003. The closure of hotel operations brings with it ensuing short-term costs such as staff redundancy payments, cancellation of lease contracts and losses on the sale of certain fixed assets. The hotel operations earned revenues of $3.7 million for the financial year ending 31 December 2003 but an overall loss for the year of $1.9 million.

April 2003 saw the hotel site being handed over to the project manager. The soft demolition works are now completed. The main building contract is still being negotiated but the contractor is expected to commence building work once all terms are finalised.

While the sales process for Zenith Residences has begun, settlement is not due until completion of the project. Therefore, no sales revenue has been taken into account in 2003.

Kingsgate Shopping Centre

Revenue from the Kingsgate Shopping Centre (located underneath the Zenith Residences development) is slightly down by 10% compared to the previous year, a relatively good result given that approximately 1,000 square metres of floor space was held back since mid-2002 pending the redevelopment, and that the revenue stream from the lease of the communications tower ceased in September 2003. Occupancy is at a high 92.8% of available space.

Closure of the hotel has brought major changes to the shopping centre operations. New service contracts have been negotiated (for example cleaning, security, waste management, maintenance etc), much of which were previously shared with the hotel.

Birkenhead Point Shopping Centre

Birkenhead Point operations were more stable. The centre achieved 97.8% occupancy of retail space, compared to the previous year's 98.7%.

Retail trade is expected to stay relatively healthy in 2004, although growth is forecast to ease from the high rates achieved over the past two years. New leases have been negotiated with such lifestyle brands as Freedom Furniture, Mountain Designs Sportswear, Brooks, Helly Hansen, Diana Ferrari Footwear and Donut King.

The operating expenses of Birkenhead Point Shopping Centre have been managed carefully during the year and are down 10.8% compared to the previous year. This excellent result was achieved despite having to incur major repairs following severe storms which hit Sydney in February and April 2003. Overall, the profit result was down slightly by 4.5% over last year due to reduced revenues.

Birkenhead Point Marina

Birkenhead Point Marina, following a major refurbishment in 2002, boosted its revenue for the year under review by 21%. Leasing activity at the marina has been very buoyant.

The Birkenhead Point Marina's profit result is up 48.5% compared to the previous year – a very pleasing outcome.

Birkenhead Quays Residential Project

The Birkenhead Quays Residential project, a key driver of both revenue and earnings in past years, derived earnings from the sale of the final available apartment in the 2003 year. Approval for the fourth and final stage of the residential project was given by the Council on 1st July 2003. However, no further development work or marketing effort has been scheduled pending further consideration by the board.

CHANGES TO THE BOARD

As was announced in January, I will be retiring as chief executive of Millennium & Copthorne Hotels Plc, effective from the end of February. I will also be retiring as chairman of KIC. I am

confident the company is in good shape and the board and management have the skills required to continue to drive performance. My replacement will be announced in due course.

OUTLOOK

The company is currently having a stable base of earnings from the Birkenhead Point Shopping Centre, the Birkenhead Point Marina and the Kingsgate Shopping Centre. Operating cashflows from these recurrent earnings base will be used to fund the development of the Zenith Residences project which is located in the vibrant and trendy area of Darlinghurst Road. Barring unforeseen circumstances and events, the directors anticipate 2004 to be profitable.

J Wilson

Chairman

18th February 2004

Any inquiries please contact:

Tsang Jat Meng, Managing Director

CDL Hotels New Zealand Limited

Telephone: New Zealand (09) 913 8001

Facsimile: New Zealand (09) 309 3244

Email: tsang.jm@cdlhms.co.nz

Grand Plaza Hotel Corporation

Report of Examination

December 31, 2003, 2002 and 2001

FERNANDEZ SANTOS & LOPEZ
Certified Public Accountants

TELEPHONE: +63 (2) 812-8341
FACSIMILE: +63 (2) 867-4288
E-MAIL: fsl@big.net.ph

25th FLOOR, PACIFIC STAR BUILDING
COR. SEN. GIL J. PUYAT AND MAKATI AVENUES
1200 MAKATI CITY
PHILIPPINES

Independent Auditors' Report

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheets of **Grand Plaza Hotel Corporation** as of December 31, 2003, 2002 and 2001, and the related statements of income and retained earnings, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grand Plaza Hotel Corporation** as of December 31, 2003, 2002 and 2001, and the results of its operations, its changes in equity and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Fernandez Santos & Lopez

City of Makati
Philippines
January 30, 2004

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

**ANNUAL REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE AND SECTION 141
OF THE CORPORATION CODE OF THE PHILIPPINES**

1. For the fiscal year ended 31 December 2003

2. SEC Identification Number 166878 3. BIR Tax Identification No. 000-460-602-000

4. Exact name of issuer as specified in its charter GRAND PLAZA HOTEL CORPORATION

5. City of Pasay, Philippines
Province, Country or other jurisdiction of incorporation or organization

6. ______ (SEC Use Only)
Industry Classification Code:

7. 10/F, The Heritage Hotel Manila, Roxas Blvd. Cor. EDSA Ext., Pasay City 1300
Address of principal office — Postal Code

8. Tel No. (632) 854-8838 ; Fax No. (632) 854-8825
Issuer's telephone number, including area code

9. ....
Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**87,318,270** (Inclusive of 8,800,000 treasury shares)

11. Are any or all of these securities listed on a Stock Exchange.

Yes [x]   No [ ]

If yes, state the name of such stock exchange and the classes of securities listed therein:

Stock Exchange : Philippine Stock Exchange
Securities : Common Shares

12. Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

Yes [x]   No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes [x]   No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within sixty (60) days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The share price of the Company on 19 January 2004 is PhP34.00 and the total voting stock held by non-affiliates of the Company is 10,504,023. Therefore, the aggregate market value of the voting stock held by non-affiliates of the Company is PhP357,136,782.

APPLICABLE ONLY TO ISSUERS INVOLVED IN INSOLVENCY/SUSPENSION OF PAYMENTS PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

14. Check whether the issuer has filed all documents and reports required to be filed by Section 17 of the Code subsequent to the distribution of securities under a plan confirmed by a court or the Commission.

Yes [ ]   No [x]

DOCUMENTS INCORPORATED BY REFERENCE

15. If any of the following documents are incorporated by reference, briefly describe them and identify the part of SEC Form 17-A into which the document is incorporated:

(a) Any annual report to security holders;
(b) Any proxy or information statement filed pursuant to SRC Rule 20 and 7.1(b);
(c) Any prospectus filed pursuant to SRC Rule 8.1-1.

PART I – BUSINESS & GENERAL INFORMATION

ITEM 1. BUSINESS

General

The Company was registered with the Securities and Exchange Commission on 9 August 1989 primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto and all other tourist oriented business as may be necessary in connection therewith.

The Company owns The Heritage Hotel Manila, a deluxe class hotel which offers 467 rooms and deluxe facilities such as restaurants, ballrooms, and a casino.

The hotel opened on 2 August 1994 and the Company has continued to own and operate the hotel since then.

For the fiscal year ending on 31 December 2003, the Company reported a net profit after tax of about PhP80.5 million as against PhP105.6 million in 2002 and PhP180.2 million in 2001.

There is no bankruptcy, receivership or similar proceedings involving the Company. There are no material reclassifications, mergers, and consolidation involving the Company, nor purchases or sales of a significant amount of assets not in the ordinary course of business of the Company.

The Company's main source of income is revenue from the hotel operations. The market for the hotel services varied. The bulk of the room guests are corporate clients from various countries. The majority of the room guests are Americans, Japanese, Koreans and guests from Southeast Asian nations, while food and beverage guests are mainly Filipinos.

Competitive Position

The main competitors of the Heritage Hotel are Manila Diamond Hotel, Century Park Hotel, Westin Philippine Plaza Hotel and Hyatt Regency Hotel.

Based on information made available to us, the competitive position of these hotels is shown below:

Name	Occupancy %	Average Room Rate	Room Yield
Heritage Hotel	53.08%	PhP2,436	PhP1,293
Diamond Hotel	56.71%	PhP3,286	PhP1,863
Century Park	59.40%	PhP2,301	PhP1,367
Hyatt Regency	54.98%	PhP2,386	PhP1,312
Westin Hotel	58.60%	PhP2,575	PhP1,508

Among its competitors, the Heritage Hotel ranks fifth in terms of occupancy and third in terms of average room rate.

Raw Materials and Services

The hotel purchases its raw material for food and beverage ("F&B") from both local and foreign suppliers. The top 3 suppliers are Golden Horseshoe Trading, Golden Dragon Marine Products and F. Del Rosario Pork Store.

Dependence on Single Customer

The Company's main source of income is revenue from the operations of the Heritage Hotel. The operations of the hotel are not dependent on a single or a few customers.

Related Party Transactions

The Company in the normal course of business has entered into transactions with its related parties, principally consisting of cash advances. These advances are shown as "Due to related company", "Due to immediate holding company", and "Due to intermediate holding company" in the balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from a related company. The lease contract on the hotel site requires the Company to deposit PhP58 million to answer for any and all unpaid obligations that the Company may have under said contract.

The Company has entered into a Management Contract with CDL Hotels (Phils) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of revenue and gross operating profit.

Patents, Trademarks, Etc.

The Company registered the tradename "The Heritage Hotel Manila" with the Intellectual Property Office on 12 July 2000 under registration number 41995105127. Under current laws, the registration is valid for a term of 20 years, or up to 12 July 2020. The registration is renewable for another 10 years.

The Company does not hold any other patent, trademark, copyright, license, franchise, concession or royalty agreement.

Government Approval and Regulation

The hotel applies for Department of Tourism ("DOT") accreditation annually. The accreditation is based on a certain standard set by the DOT for deluxe class hotels. The DOT inspects the hotel to determine whether the hotel meets the criteria of the DOT. The DOT accredited the hotel and the Company for the year 2003.

The Company is not aware of any new government regulation that may have a material impact on the operations of the Company during the fiscal year covered by this report.

Development Activities

The Company did not undertake any development activities during the last three fiscal years.

Number of Employees

The hotel employed a total of 561 employees during the year 2003. Out of the 561 employees, 416 are regular employees and 145 are casual employees.

The number by type of employee is as follows:

	REGULAR	CASUAL	TOTAL
Hotel Operating Staff (All operating dept)	306	101	407
Management/Admin (A&G Dept)	50	39	89
Sales & Marketing	24	0	24
Repairs & Maintenance	36	5	41
Total	416	145	561

For the year 2004, the Company will maintain more or less the same number of employees as in year 2003.

There are no existing collective bargaining agreements between the Company and its employees.

ITEM 2. PROPERTIES

The Company leases its hotel site and a fully furnished townhouse unit from Harbour Land Corporation, a related company. The hotel site is located at the corner of Roxas Blvd. and EDSA Extension, Pasay City. The townhouse is located at Unit 506, Roxas Seafront Garden Homes, Roxas Blvd. Corner Ortigas Street, Pasay City.

The lease for the hotel site is for a period of 25 years renewable for another 25 years. The lease commenced on 1 January 1990.

The lease for the townhouse is renewable every two years.

The annual rental expenses for the hotel site and the townhouse are PhP5.91 million and PhP0.12 million respectively.

The Company has no intention of acquiring additional property within the next 12 months.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings to which the Company or any of its subsidiaries or affiliates is a party or of which any of its property is the subject.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the security holders during the fourth quarter of the fiscal year covered by this report.

In the 9 May 2003 annual stockholders meeting, the following were elected as directors of the Company:

1. Wong Hong Ren;
2. Bernard Chan;
3. Bryan Cockrell;
4. Peter Kan;
5. Guia Margarita Santos-Qua;
6. Mia Gentugaya; and
7. Angelito Imperio (independent director).

Please refer to the discussion in item 9 of this report.

PART II – OPERATIONAL AND FINANCIAL INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common shares of the Company are listed on the Philippine Stock Exchange.

The following are the high and low share prices of the Company for the year 2003 and 2002:

Amount in Peso:

	High	Low	High	Low
	Year 2003	Year 2003	Year 2002	Year 2002
First Quarter	No movement	No movement	15.50	11.00
Second Quarter	32.00	32.00	12.00	10.00
Third Quarter	No movement	No movement	12.00	10.00
Fourth Quarter	34.00	34.00	34.00	15.00

The last recorded trade of the shares of the Company during the fiscal year covered by this report occurred on 8 December 2003. The share price was PhP34.

Holders of Securities

The Company has only one class of shares, i.e., common shares. The total outstanding common shares as of 31 December 2003 is 87,318,270 inclusive of 8,800,000 treasury shares.

As of 31 December 2003, the number of shareholders of the Company is 506.

The list of the top 20 shareholders is as follows:

	Name of Shareholder	No. Of shares	% of shareholding (inclusive of treasury shares)
01	The Philippine Fund Ltd.	42,0919,884	48.12%
02	Zatrio Pte Ltd	25,994,363	29.77%
03	PCD Nominee - Filipino	9,916,248	11.36%
04	Grand Plaza Hotel Corp- Treasury Stocks	8,800,000	10.08%
05	Alexander Sy Wong	48,645	0.06%
06	Yam Kum Cheong	7,000	0.01%
07	Yam Poh Choo	7,000	0.01%
08	Phoon Lin Mui	7,000	0.01%

09	Yam Kit Seng	7,000	0.01%
10	Constantino Chua	6,753	0.01%
11	Lucas M. Nunag	4,800	0.01%
12	Natividad Kwan	4,320	<0.01%
13	Le Ying Tan-Lao	3,610	<0.01%
14	Yam Kit Sung	3,000	<0.01%
15	Peter Kan	2,837	<0.01%
16	Christopher Lim	2,400	<0.01%
17	Romeo L. Salonga	2,400	<0.01%
18	Norberto R. Ong	2,000	<0.01%
19	Robert Uy	2,000	<0.01%
20	Estrella M. Dela Cruz	1,900	<0.01%
	Total	86,843,160	99.46%

Dividends

The Board of Directors, in its meeting held on 27 October 2003 approved the declaration of cash dividends in the total amount of PhP15,703,654 to be distributed among its stockholders of record as 10 November 2003, pro-rata to their respective shareholdings and paid not later than 28 November 2003.

The Board of Directors, in its meeting held on 5 November 2002, declared a cash dividend of PhP22,308,238 to be distributed pro-rata based on their respective shareholdings among the shareholders of record as of 19 November 2002 and paid on 13 December 2002.

Recent Sales of Unregistered Securities

The Company does not have any unregistered securities.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

(A) Full Fiscal Year

Results of Operations:

Revenue and Net Income After Tax ("NIAT") of the Company during the last 3 years are as follows:

Year	Revenue - PhP	NIAT – PhP
2003	487,274,239	80,567,223
2002	546,879,229	105,611,043
2001	602,572,599	180,297,385

2003 Results of operations
Revenue during the year ended 31 December 2003 decreased by about PhP59 million compared to the previous year. The drop is mainly due to lower room and Food and Beverage revenue. The Severe Acute Respiratory Diseases (Sars) has a significant impact on the world tourism business. The Philippines experienced a drop in business in the second quarter of 2003 due to Sars.

NIAT for the year ended 31 December 2003 decreased by about PhP25 million compared to last year. The main reason for the drop is due to lower revenue during the year.

2002 Results of operations
Revenue during the year ended 31 December 2002 decreased by about PhP56 million compared to the previous year. The drop in revenue is mainly due to lower room and Food and Beverage revenue. The reasons for the fall in revenue can be attributed to the uncertainty in the world economy and the soft economy of the Philippines.

NIAT during the year ended 31 December 2002 decreased by about P75 million as compared to year 2001. The main reason for the drop in NIAT is due to the fact that during the year 2001, there was an unrealized foreign exchange gain of about P26.9 million whereas the unrealized foreign exchange gain for the year 2002 is only about P4 million and lower revenue.

2001 Results of operations
Revenue during the year ended 31 December 2001 decreased by about PhP110 million compared to the previous year. The drop in revenue is mainly due to lower room and Food and Beverage revenue. The reasons for the fall in revenue can be attributed to the unstable political situation in the Philippines during the first half of the year 2001 and the 11 September 2001 bombing of the World Trade Center in the U.S.

NIAT during the year ended 31 December 2001 decreased by about P99 million as compared to year 2000. The main reason for the drop in NIAT is due to the fact that during the year 2000, there was an unrealized foreign exchange gain of about P111 million whereas the unrealized foreign exchange gain for the year 2001 is only about P27 million.

Financial Conditions:

The total assets and liabilities of the Company for the last 3 years is as follows:

Year	Assets - PhP	Liabilities – PhP
2003	1,374,,064,784	342,754,324
2002	1,506,088,305	334,399,564
2001	1,637,079,411	332,788,575

2003 Financial Conditions
Total assets for the year 2003 decreased by about PhP132 million as compared to last year. The main reason is the decrease in approximately PhP97 million of the balance of cash and short-

term notes. The decrease in cash is due to the payments made to shareholders during the year in connection with the approved share buyback exercise.

Property and equipment also decreased by about PhP45 million which is due to depreciation charges for the year.

Total liabilities for the year increased slightly by about PhP8 million as against last year.

2002 Financial Conditions

Total assets for the year 2002 decreased by about PhP130 million as compared to last year. The main reason is the decrease in approximately PhP113 million of the balance of cash and short-term notes. The decrease in cash is due to the payments made to shareholders during the year in connection with the approved share buyback exercise.

Total liabilities for the year 2002 increased marginally by about PhP2million compared to year 2001.

2001 Financial Conditions

Total assets for the year 2001 decreased by about P481 million as compared to last year. The main reason is the decrease in approximately PhP431 million of the balance of cash and short-term notes. The decrease in cash is due to the payments made to shareholders during the year in connection with the approved share buyback exercise.

Total liabilities for the year 2001 decreased by about P28 million, or 7.7% compared to year 2000. This is mainly due to lower accruals during the year.

There are no other material events or uncertainties known to management that could cause the reported financial information in this section to be misleading as to the future financial condition of the Company.

ITEM 7. FINANCIAL STATEMENTS

Please see attachments.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are no changes and/or disagreements with Accountants on any matter relating to accounting principles or practices, financial disclosures, auditing scope and procedure during the last two fiscal years.

PART III – CONTROL AND COMPENSATION INFORMATION

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE REGISTRANT

Name	Office	Age
Wong Hong Ren	Chairman & President	52
Bryan Cockrell	Director	56
Bernard Chan	Director	39
Guia Margarita Santos-Qua	Director	33
Angelito Imperio	Independent Director	64
Mia Gentugaya	Director	52
Peter Kan	Director / General Manager of The Heritage Hotel Manila	58
Yam Kit Sung	General Manager of the Company	33
Ho Mei Mei	Assistant General Manager of The Heritage Hotel Manila	55
Alex Chew	Executive Chef	42
Natividad Kwan	Corporate Secretary and Compliance Officer	54

Under Article IV, Section 2 of the By-Laws of the Company, the directors shall hold office for one year and until their successors have qualified and are duly elected.

None of the directors and executive officers are related within the 4th civil degree of consanguinity or affinity.

None of the following events occurred during the past five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of the registrant:

a) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two year prior to that time;
b) Conviction by final judgment in a criminal proceeding;
c) Being subject to any order, judgment or decree limiting such person's involvement in any type of business, securities, commodities or banking activities; and
d) Being found by domestic or foreign court of competent jurisdiction in a civil action to have violated any securities or commodities law.

Business Experience:

WONG HONG REN
CHAIRMAN & PRESIDENT

Mr. Wong Hong Ren was first elected Director and Chairman of the Board of Directors in May 1996. Since 1988 he has held the position of Group Investment Manager of Hong Leong Management Services Pte. Ltd.. Before joining the Hong Leong Group in 1988, he was the Director and General Manager of Investment and Property of Haw Par Brothers International Ltd. and First Capital Corporation where he was actively involved in the management of the companies' funds in international equities.

BRYAN COCKRELL
DIRECTOR

Mr. Bryan Cockrell, an American national has been a Director of the Company since May 1997. He has been President of Pathfinders Holdings Philippines, Inc. (PHPI) since 1992. PHPI is an investment holding company with interests in tourism-related ventures, export-oriented industries and other joint ventures undertakings. Before his stint in the Philippines, he held numerous positions in Singapore, Indonesia and Saudi Arabia.

CHAN BERNARD CHARNWUT
DIRECTOR

Honorable Chan Bernard Charnwut has been a Director of the Company since January 1990. Aged 39, is the youngest member of the Legislative Councillor of the Hong Kong Special Administrative Region. A graduate of Pomona College in California, U.S.A., he holds the positions of Deputy Managing Director of Asia Financial Group, President of Asia Insurance and Director of Asia Commercial Bank. He serves as the Chairman of the Standing Committee on Disciplined Services Salaries and Conditions of Service; a Director of The Hong Kong Mortgage Corporation Ltd. and a Council Member of Lingnan University. He is also a member of the Insurance Advisory Committee, Mandatory Provident Fund Schemes Advisory Committee and the Committee on Financial Assistance for Family Members of Those Who Sacrifice Their Lives to Save Others. In addition, he serves as the Advisor of Bangkok Bank Ltd., Hong Kong Branch, the Chairman of the Hong Kong-Thailand Business Council, Chairperson of The Hong Kong Council of Social Service and the Vice Chairperson of Community Investment & Inclusion Fund Committee.

ANGELITO C. IMPERIO
INDEPENDENT DIRECTOR

Atty. Imperio has been a Director of the Company since August 1992 and is currently serving his third term as independent Director. He completed his legal education at the University of the Philippines (LL.B.) and was admitted to the bar in 1966. He is a senior partner of the law firm SyCip Salazar Hernandez & Gatmaitan. Atty. Imperio has been consistently cited by International Financial Law Review and other international legal publications as a leading practitioner in several areas of commercial law, including project finance, privatization,

securities, banking, capital markets, energy, and mergers and acquisitions. He is a member of the International Bar Association, Philippine Society of International Law, Philippine Bar Association and Makati Business Club. He also sits on the Board of Directors of various companies.

MIA G. GENTUGAYA
DIRECTOR

Atty. Gentugaya is also a senior partner of SyCip Salazar Hernandez & Gatmaitan and has been a Director of the Company since August 1992. She was admitted to the Philippine Bar in 1978 after completing her legal education at the University of the Philippines (LL.B.). Atty. Gentugaya practices corporate and commercial law, and has been named as one of the world's leading lawyers in project finance and commercial law. She is a member of the International Bar Association, the Philippine Bar Association , the Maritime Law Association of the Philippines (charter member; Trustee, 1988 – 1989) and the Makati Business Club. She also serves in the Board of Directors of various companies.

GUIA MARGARITA SANTOS-QUA
DIRECTOR

Atty. Santos-Qua obtained her Bachelor of Laws degree from Ateneo de Manila University and later joined the law firm of Quisumbing Torres (an affiliate of international law firm, Baker & McKenzie) for about a year. She was elected to the Board of Directors in 1999. She is now connected with the Yuchengco Group as Assistant General Counsel.

PETER KAN
DIRECTOR & GENERAL MANAGER OF THE HERITAGE HOTEL

Peter Kan was General Manager of Grand Plaza Hotel Corporation (GPHC) from May 1993 until his assignment to the company's sister properties in Sydney and Kuala Lumpur in 1999 until his return to Manila as the General Manager of the Heritage Hotel in May 2003. He also served as a member of the Board of Directors of GPHC from June 1995 until April 2000. He was re-appointed director again in June 2003.

YAM KIT SUNG
GENERAL MANAGER & VICE PRESIDENT OF FINANCE OF GRAND PLAZA HOTEL CORPORATION

Mr. Yam obtained his Bachelor of Accountancy (Honors) degree from Nanyang Technological University in Singapore. Upon graduation, he joined the international accounting firm, Price Waterhouse based in Singapore as an auditor and later joined CDL Hotels International Limited as an internal auditor. In 1996, he joined The Heritage Hotel Manila as an Operations Analyst and was appointed General Manager of the Company in April 2000.

NATIVIDAD B. KWAN
CORPORATE SECRETARY AND COMPLIANCE OFFICER

Atty. Kwan has been the Company's Corporate Secretary since 1990. She was appointed as the Company's Compliance Officer on 4 February 2003. Atty. Kwan passed the bar in 1976. She has been practicing law since 1976. She is a partner of Quisumbing Torres. As a practicing lawyer, she acted as a director and corporate secretary of various business concerns.

ITEM 10. EXECUTIVE COMPENSATION

EXECUTIVE AND DIRECTORS COMPENSATION

Name	Position	Year	Salary	Bonus	Others/ Director Fees
Wong Hong Ren	Chairman & President	2003			
Peter Kan	General Manager of Hotel	2003			
Yam Kit Sung	General Manager	2003			
Ho Mei Mei	AGM of Hotel	2003			
Alex Chew	Exe. Chef	2003			
Total		2003	20,273,871	2,391,680	1,392,911
Directors		2003			1,141,140
All officers & Directors as a group		2003	20,273,871	2,391,680	2,534,051

FOR THE LAST 2 FINANCIAL YEARS – 2002 & 2001

Name	Position	Year	Salary	Bonus	Others/ Director Fees
Wong Hong Ren	Chairman & President	2002			
Joseph Kong	General Manager of Hotel	2002			
Yam Kit Sung	General Manager	2002			
Ho Mei Mei	AGM of Hotel	2002			
Fok Ping Kong	Executive Chinese Chef	2002			
Total		2002	19,863,567	1,599,211	1,549,480
Directors		2002			886,200
All officers & Directors as a group		2002	19.863,567	1,599,211	2,435,680

Name	Position	Year	Salary	Bonus	Others/ Director Fees
Wong Hong Ren	Chairman & President	2001			
Joseph Kong	General Manager of Hotel	2001			
Yam Kit Sung	General Manager	2001			
Ho Mei Mei	Asst General Manager	2001			
Alex Chew	Executive Chef	2001			
Total		2001	18,818,753	1,486,384	1,078,883
Directors		2001			1,195,880
All officers & Directors as a group		2001	18,818,753	1,486,384	2,274,763

The compensations of the directors are one-time directors' fees and do not involve any other form of remuneration. There are no arrangements, such as consulting contracts, pursuant to which any director of the Company was compensated, or is to be compensated, directly or

indirectly, during the Company's last completed fiscal year, and the ensuing year, for any service provided as director.

Except for the Executive Chef, Mr. Alex Chew, all the key officers are on a two-year employment contract renewable upon mutual agreement. Mr. Alex Chew is on a one-year contract.

There are no agreements that require, if any such executive officers resign or are terminated by the Company, or if there is a change in control of the Company, the executive officers of the Company to be compensated a total amount exceeding PhP2,500,000.

ITEM 11. SECURITY AND OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Management

The following table shows the shareholding beneficially held by the officers of the Company as at 31 December 2003.

Title of Class	Name of Beneficial Owner	Amount & nature of beneficial ownership	Percent of class
Common shares	Natividad B. Kwan	4,320 shares beneficial	Less than 1%
Common shares	Yam Kit Sung	3,000 shares beneficial	Less than 1%
Common shares	Peter Kan	2,837 shares beneficial	Less than 1%

The following entitles are directly or indirectly the beneficial owners of more than 5% of the Company's voting shares (common) as of 31 December 2003.

S/N	Name of Shareholder	No. Of Shares	% of Shareholding (exclusive of treasury shares)
1	The Philippine Fund Limited	42,019,884[1]	53.52%
2	Zatrio Pte. Ltd.	25,994,363	33.11%
3	RCBC Trust & Investment	8,496,629[2]	10.82%

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 13. EXHIBITS AND REPORTS ON SEC FORM 17-C

Exhibits

None

[1] The Philippine Fund Limited is owned by:

	Shareholder's Name	Class of Shares Owned	% Held
1.	Hong Leong Hotels Pte. Ltd. P.O. Box 309 Grand Cayman British West Indies, Cayman Islands	Ordinary	60%
2.	Pacific Far East (PFE) Holdings Corporation (formerly Istethmar International Corporation) Suite 2705-09, 27Flr, Jardine House 1 Connaught Place, Central, Hong Kong	Ordinary	20%
3.	Robina Manila House Limited 8/F Bangkok Bank Building 28 Des Voeux Road, Central Hong Kong	Ordinary	20%

[2] The registered address of RCBC Trust & Investment Division is 333 Sen. Gil J. Puyat Ave. Makati City.

Reports on SEC Form 17-C

The following events were reported in SEC Form 17-C during the period January 2003 to December 2003:

Date of Event	Item Reported
4 February 2003	• Appointment of Ms. Natividad Kwan as the Compliance officer of Company.
7 February 2003	• Rescheduling of the date of annual stockholders' meeting to 9 May 2003. • Creation of Nomination Committee and appointment of the members thereof. • Appointment of authorized representatives to renegotiate lease contract with the Philippine Amusement and Gaming Corporation. • Approval of the audited financial statements for the fiscal year 2002 • Approval by the Board of Directors of the amendment of the By-Laws of the Company.
9 May 2003	• Election of directors and officers of Company. • Approval by the stockholders of the amendment of the By-Laws of Company.
1 June 2003	• Resignation of Joseph Kong as General Manager of The Heritage Hotel Manila.
4 June 2003	• Resignation of Joseph Kong as director and Vice President of Company. • Election of Peter Kan as director and Vice President of Company and General Manager of The Heritage Hotel Manila.
2 July 2003	• Approval by the Securities and Exchange Commission of the amendments to the By-Laws of the Company.
5 September 2003	• Approval of buy-back of shares of Company. • Renewal of Contract of lease with the Philippine Amusement and Gaming Corporation.
24 October 2003	• Completion of the share buyback exercise.
27 October 2003	• Declaration of cash dividend
19 December 2003	• Designation of Mr Virgilio Santos as the new partner in charge of the account of Company in Fernandez Santos and Lopez, the external auditors of Company.

SIGNATURES

Pursuant to the requirements of Section 17 of the Securities Regulation Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of ________________________ on __________, 20__.

By:

Wong Hong Ren
Chairman & President

Yam Kit Sung
General Manager/
Vice President Finance

Natividad B. Kwan
Corporate Secretary

SUBSCRIBED AND SWORN to before me this _____ day of _________ 2004__ affiant(s) exhibiting to me their Community Tax Certificates/Passports, as follows:

Names	CTC/Passport No.	Date of Issue	Place of Issue

____
Notary Public

Doc. No.
Page No.
Book No.
Series of 2004.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

30 January 2004

SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA, Greenhills
City of Mandaluyong

The management of **GRAND PLAZA HOTEL CORPORATION** is responsible for all information and representations contained in the financial statements for the year ended 31 December 2003. The financial statements have been prepared in conformity with generally accepted accounting principles and reflect amounts that are based on the best estimates and informed judgement of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

Fernandez Santos & Lopez, the independent auditors appointed by the stockholders has examined the financial statements of the Company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in the attached report to the Stockholders and Board of Directors.

Wong Hong Ren
Chairman and President

Yam Kit Sung
General Manager/Principal Accounting Officer
and Financial Officer

Subscribed and sworn to before me a notary public for and in the City of _________ this ______ day of ___________ 2004, the signatories exhibiting to me their Community Tax Certificates/Passports details of which are as follows:

Name	Community Tax Certificate/ Passport Number	Date	Place of Issue
Wong Hong Ren			
Yam Kit Sung			

Notary Public

Doc. No.
Page No.
Book No.
Series of 2004.

Grand Plaza Hotel Corporation

Aging Report As At 31 December 2003

Customer Type	0 to 8 days	9 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	Over 120 days	Total	%
Airlines	48,714	442,987	91,192	34,470	44,588		661,950	2.58%
Credit card	1,684,209	286,356					1,970,565	7.67%
PAGCOR	2,210,276	5,016,213	1,120,259	682,972	103,663	120,356	9,253,739	36.01%
Individual - local	256,756	225,808			326		482,890	1.88%
Company - local	256,629	3,340,040	2,997,616	1,442,410	772,952		8,809,647	34.28%
Overpayment	(554)	(32,518)	(181,621)	(121,944)	(19,799)	(261,320)	(617,756)	-2.40%
Permanent accounts	177,015	9,939	28,137	27,541	6,582	58,576	307,790	1.20%
Staff ledger	3,239	1,717	2,967	6,858		2,510	17,290	0.07%
Travel Agent - Local	529,707	1,046,806	1,406,102	61,159			3,043,774	11.84%
Temporary credit	103,700	246,545	39,148			612,208	1,001,601	3.90%
Travel Agent - Foreign	82,969	261,752	285,551	88,994	39,585	10,745	769,596	2.99%
TOTAL	5,352,660	10,845,644	5,789,351	2,222,459	947,897	543,075	25,701,086	100.00%
%	20.83%	42.20%	22.53%	8.65%	3.69%	2.11%	100.00%	

Grand Plaza Hotel Corporation
Balance Sheets
December 31, 2003, 2002 and 2001

		2003		2002		2001
Assets						
Current assets						
Cash and cash equivalents [Note 2]	P	159,334,970	P	256,230,506	P	369,933,206
Receivables						
Trade—net of allowance for doubtful accounts of P937,918 in 2003, P951,450 in 2002 and P1,011,271 in 2001 [Note 2]		160,349,171		154,403,334		138,357,996
Interest [Note 6]		9,487,972		8,974,853		8,432,177
Advances to officers and employees		527,936		374		8,973
Advances to suppliers and contractors		98,000		910,931		117,300
Advances to related company [Note 9]		2,258,308		—		—
Other receivable		6,023,420		6,409,035		5,361,938
Inventories [Notes 2 and 3]		8,292,405		9,773,921		11,412,514
Deferred tax assets [Notes 2 and 4]		1,552,941		91,372		152,157
Prepayments		704,383		466,424		844,835
Other current assets		2,976,249		9,742,738		7,848,282
Total current assets		351,605,755		447,003,488		542,469,378
Investment in stock of associated company and other advances [Notes 2 and 5]		114,038,749		105,462,732		97,312,486
Loan receivable [Note 6]		15,500,000		15,500,000		15,500,000
Deposit on lease contract [Note 9]		58,000,000		58,000,000		58,000,000
Property and equipment—net [Notes 2 and 7]		827,721,703		872,919,007		916,594,469
Other assets [Notes 2 and 8]		7,198,577		7,203,078		7,203,078
	P	**1,374,064,784**	**P**	**1,506,088,305**	**P**	**1,637,079,411**
Liabilities and stockholders' equity						
Current liabilities						
Accounts payable and accrued expenses	P	88,115,968	P	93,377,777	P	96,455,215
Due to immediate holding company [Note 9]		10,383,768		10,861,895		11,461,296
Due to related company [Note 9]		305,666		1,614,710		1,502,578
Dividends payable [Note 13]		84,260		113,751		17,388,241
Income tax payable		7,727,096		10,385,715		9,314,483
Refundable deposits [Note 2]		27,781,900		22,800,818		21,884,696
Rental payable [Notes 2 and 9]		42,210,000		36,180,000		30,150,000
Other liabilities		149,815,820		145,734,193		134,654,295
Total current liabilities		326,424,478		321,068,859		322,810,804
Reserves		16,329,846		13,330,705		9,977,771
Stockholders' equity						
Capital stock—P10 par value [Note 11]						
Authorized—115,000,000 shares in 2003 and 2002 and 127,000,000 shares in 2001						
Issued—87,318,270 in 2003 and 2002 and 99,318,270 shares in 2001		873,182,699		873,182,699		993,182,699
Capital in excess of par value		14,657,518		14,657,518		16,671,838
Retained earnings [Note 13]		583,445,563		518,581,994		912,480,069

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Balance Sheets
December 31, 2003, 2002 and 2001

	1,471,285,780	1,406,422,211	1,922,334,606
Treasury stock [Note 12]	439,975,320	234,733,470	618,043,770
Net stockholders' equity	1,031,310,460	1,171,688,741	1,304,290,836
	P 1,374,064,784	**P 1,506,088,305**	**P 1,637,079,411**

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Statements of Income and Retained Earnings
For The Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenues			
Rooms	P 211,466,965	P 228,960,032	P 262,289,403
Food and beverage	171,877,668	227,244,965	253,908,743
Other operated departments	10,447,448	12,928,878	20,657,655
Other	93,482,158	77,745,354	65,716,798
	487,274,239	546,879,229	602,572,599
Cost of sales			
Food and beverage	47,290,709	64,995,692	75,679,222
Other operated departments	4,923,485	6,593,202	6,757,814
	52,214,194	71,588,894	82,437,036
Gross profit	435,060,045	475,290,335	520,135,563
Operating expenses [Note 14]	341,490,309	349,225,845	347,869,429
Net operating income	93,569,736	126,064,490	172,266,134
Non-operating income (expenses)			
Interest income	15,853,757	17,757,200	43,359,497
Equity in net loss of associated company	(1,552,209)	(1,317,733)	(930,609)
Dividend income	117,476	47,059	121,785
Gain/(loss) on disposal of assets	356,874	(51,498)	—
Realized foreign exchange gain (loss)	(6,379,525)	1,102,845	(4,637,951)
Unrealized foreign exchange gain [Note 10]	8,802,774	5,765,957	31,235,436
	17,199,147	23,303,830	69,148,158
Net income before tax	110,768,883	149,368,320	241,414,292
Provision for income tax [Notes 2 and 4]			
Current	31,663,229	43,696,493	59,917,099
Deferred	(1,461,569)	60,784	1,199,808
	30,201,660	43,757,277	61,116,907
Net income	80,567,223	105,611,043	180,297,385
Retained earnings [Note 13]			
Unappropriated—beginning	283,848,524	294,436,299	514,924,574
Appropriation during the year	(205,241,850)	(93,890,580)	(383,397,419)
Dividends declared	(15,703,654)	(22,308,238)	(17,388,241)
Unappropriated—ending	143,470,243	283,848,524	294,436,299
Appropriated	439,975,320	234,733,470	618,043,770
Retained earnings, December 31	P 583,445,563	P 518,581,994	P 912,480,069
Earnings per share [Note 2]	P 1.03	P 1.28	P 2.07

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Statements of Changes in Equity
For The Years Ended December 31, 2003, 2002 and 2001

	Capital Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings Unappropriated	Retained Earnings Appropriated	Total
January 1, 2001	P1,223,182,699	P 20,532,618	(P 566,440,670)	P 514,924,574	P 566,440,670	P 1,758,639,891
Net income				180,297,385		180,297,385
Dividends				(17,388,241)		(17,388,241)
Appropriation				(383,397,419)	383,397,419	—
Retirement of shares	(230,000,000)	(3,860,780)	565,655,099		(331,794,319)	—
Buyback of shares			(617,258,199)			(617,258,199)
December 31, 2001	993,182,699	16,671,838	(618,043,770)	294,436,299	618,043,770	1,304,290,836
Net income				105,611,043		105,611,043
Dividends				(22,308,238)		(22,308,238)
Appropriation				(93,890,580)	93,890,580	—
Retirement of shares	(120,000,000)	(2,014,320)	599,215,200		(477,200,880)	—
Buyback of shares			(215,904,900)			(215,904,900)
December 31, 2002	873,182,699	14,657,518	(234,733,470)	283,848,524	234,733,470	1,171,688,741
Net income				80,567,223		80,567,223
Dividends				(15,703,654)		(15,703,654)
Appropriation				(205,241,850)	205,241,850	—
Buyback of shares			(205,241,850)			(205,241,850)
December 31, 2003	**P 873,182,699**	**P 14,657,518**	**(P 439,975,320)**	**P 143,470,243**	**P 439,975,320**	**P 1,031,310,460**

See accompanying Notes to Financial Statements

Grand Plaza Hotel Corporation
Statements of Cash Flows
For The Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities			
Net income	80,567,223	P 105,611,043	P 180,297,385
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	47,941,722	48,346,307	50,107,620
Equity in net loss of associated company	1,552,209	1,317,733	930,609
Provision for income tax	30,201,660	43,757,277	61,116,907
Unrealized foreign exchange gain	(7,517,272)	(4,331,865)	(26,921,081)
Interest income	(15,799,227)	(17,677,199)	(43,226,791)
Changes in operating assets and liabilities			
(Increase) decrease in			
Accounts receivable—trade	(5,945,837)	(16,045,338)	10,961,047
Advances to officers and employees	(527,562)	8,599	146,746
Advances to suppliers and contractors	812,931	(793,631)	2,241,345
Other receivable	385,615	(1,047,097)	(1,937,314)
Inventories	1,481,516	1,638,593	4,358,530
Prepayments	(237,959)	378,411	319,533
Other current assets	6,766,489	(1,894,456)	(1,975,590)
Increase (decrease) in			
Accounts payable and accrued expenses	(5,261,809)	(3,077,438)	(31,362,000)
Refundable deposits	4,981,082	916,122	(632,428)
Rental payable	6,030,000	6,030,000	6,030,000
Other liabilities	4,081,627	11,079,898	10,563,829
Reserves	2,999,141	3,352,934	1,114,310
Income tax paid	(34,321,848)	(42,625,261)	(73,544,606)
Interest on placements received	9,486,108	11,334,524	39,827,297
Net cash provided by operating activities	127,675,809	146,279,156	188,415,348
Cash flows from investing activities			
Acquisition of property and equipment—net	(2,744,418)	(4,670,845)	(9,100,201)
Payments relating to other assets	4,501	—	(1,003)
Net cash used in investing activities	(2,739,917)	(4,670,845)	(9,101,204)
Cash flows from financing activities			
Advances from immediate holding company	(478,127)	(599,401)	(573,987)
Advances to associated company	(4,328,226)	(3,667,979)	(3,027,147
Advances from intermediate holding company	—	—	(7,614,423)
Due to related company	(3,567,352)	112,132	(8,508,077)
Dividends paid	(15,733,145)	(39,582,728)	—
Buyback of shares	(205,241,850)	(215,904,900)	(617,258,200)
Net cash used in financing activities	(229,348,700)	(259,642,876)	(636,981,834)
Effect of exchange rate changes in cash and cash equivalents	7,517,272	4,331,865	26,921,081
Net decrease in cash and cash equivalents	(96,895,536)	(113,702,700)	(430,746,609)
Cash and cash equivalents , beginning	256,230,506	369,933,206	800,679,815
Cash and cash equivalents, end	P 159,334,970	P 256,230,506	P 369,933,206

See accompanying Notes to Financial Statements.

1. Organization

Grand Plaza Hotel Corporation (the "Company") was registered with the Securities and Exchange Commission (SEC) on August 9, 1989 with principal office in Pasay City, Metro Manila, Philippines primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith.

The Company owns The Heritage Hotel, a deluxe class hotel that offers 448 rooms and deluxe facilities and amenities such as restaurants, ballrooms, a 24-hour coffee shop and a casino.

As of December 31, 2003, 2002 and 2001, the Company had 561 (416 permanent and 145 casuals), 635 (465 permanent and 170 casuals) and 797 (527 permanent and 270 casuals) employees, respectively.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in conformity with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Adoption of New Statements of Financial Accounting Standards (SFAS)

The Company adopted the following SFAS which became effective in the years indicated:

Effective 2001

- SFAS 1 (revised 2000), "Presentation of Financial Statements"
- SFAS 4 (revised 2000), "Inventories"
- SFAS 13 (revised 2000), "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies"
- SFAS 22 (revised 2000), "Cash Flow Statements"

Effective 2002

- SFAS 16/IAS 16, "Property, Plant and Equipment"
- SFAS 24/IAS 24, "Related Party Disclosures"
- SFAS 28/IAS 28, "Investments in Associates"
- SFAS 36/IAS 36, "Impairment of Assets"

Effective 2003

- SFAS 8A, "Deferred Foreign Exchange Differences"
- SFAS 10/IAS 10, "Events After the Balance Sheet Date"
- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Assets"
- SFAS 38/IAS 38, "Intangible Assets"

The adoption of the new standards did not have any material effect on the financial statements.

2. Summary of significant accounting policies *(continuation)*

Revenue recognition

Room revenue is recognized based on actual occupancy, while food and beverage revenues are recognized upon delivery of order.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Accounts receivable—trade

Accounts receivable—trade is stated at face value, net of allowance for possible uncollectible accounts.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method.

Investment in stock of associated company

Investment in stock of associated company is accounted for by the equity method.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Chinaware, glassware, silverware, linen and utensils are stated at cost including major expenditures incurred resulting from increased capacity in operations. Subsequent replacements are charged to profit and loss account.

There were no restrictions on the Company's property, plant and equipment nor pledged as security for its liabilities.

An assessment is made on the Company's property, plant and equipment whether there is any indication of impairment of any asset. If such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price. An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount, which is charged to operations in the year in which it arises.

Refundable deposits

This account represents rental deposits by lessees, deposits on banquet and room orders, and construction bond.

2. Summary of significant accounting policies *(continuation)*

Foreign currency transactions

Foreign currency transactions consisting mainly of intercompany advances are recorded in pesos based on exchange rates prevailing at the date of transaction. All assets and liabilities in foreign currencies are translated to the reporting currency at approximately the exchange rate prevailing at the balance sheet date. Any exchange difference arising from this translation is charged to gain or loss on foreign currency differentials.

There were no foreign exchange losses which were capitalized as part of property, plant and equipment

Leases

The Company accounts for its leases under the operating lease method.

Income taxes

The Company uses the liability method of accounting for income taxes as required by *Accounting Standards Council (ASC) Statement of Financial Accounting Standards (SFAS) No. 23, Accounting for Income Taxes*. Under ASC SFAS No. 23, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between pretax financial income and taxable income and the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings per share/diluted earnings per share

Earnings per share/diluted earnings per share are based on the outstanding common shares of 87,318,270 in 2003 and 2002 and 99,318,270 in 2001, net of treasury shares of 8,800,000 in 2003, 4,695,163 in 2002 and 12,377,065 in 2001.

3. Inventories

Inventories consist of:

	2003	2002	2001
Food	P 1,467,299	P 2,203,630	P 2,908,555
Beverage and tobacco	782,619	1,356,434	1,413,047
Operating supplies	2,069,140	2,187,511	2,421,682
General supplies	1,960,065	2,137,790	1,710,197
Engineering supplies	948,535	1,134,241	1,714,182
Others	1,064,747	754,315	1,244,851
	P 8,292,405	P 9,773,921	P 11,412,514

4. Deferred tax assets

This refers to the deferred income tax set up on deferred income, provision for doubtful accounts and provision for retirement benefits. The deferred tax effects of unrealized foreign exchange differences have not been recognized in the financial statements in view of the extreme volatility of the foreign exchange rate. This is broken down as follows:

	2003	2002	2001
Deferred tax assets			
Provision for retirement	P 3,395,432	P 1,862,010	P 1,598,280
Provision for bad debts	300,134	304,464	323,607
	3,695,566	2,166,474	1,921,887
Deferred tax liability			
Deferred rental	(2,142,625)	(2,075,102)	(1,769,730)
	P 1,552,941	P 91,372	P 152,157

5. Investment in stock of associated company and other advances

The Company's 40% investment in Harbour Land Corporation (HLC) is adjusted by the Company's equity in net earnings (loss) of HLC since the date of acquisition. The details of this investment are as follows:

	2003	2002	2001
Acquisition cost	P 48,200,000	P 48,200,000	P 48,200,000
Equity in net income (loss)			
Beginning of period	(1,600,455)	(282,722)	647,887
Equity in net loss during the period	(1,552,209)	(1,317,733)	(930,609)
End of period	(3,152,664)	(1,600,455)	(282,722)
	45,047,336	46,599,545	47,917,278
Advances	68,991,413	58,863,187	49,395,208
	P 114,038,749	P 105,462,732	P 97,312,486

6. Loan receivable

This pertains to a loan extended to Rogo Realty Corporation (RRC) which is collateralized by its investment in shares of stock of HLC and is payable after 25 years in the year 2015 with interest at 5% per annum. Unpaid interest thereon is presented under interest receivable account.

7. Property and equipment

These consist of the following:

	2002	Additions	Disposals	2003
Cost				
Building and building equipment	P 962,026,802	P 1,275,816	P —	P 963,302,618
Furniture, fixtures & equipment	293,803,548	1,077,636	(2,209,054)	292,672,130
Transportation equipment	3,735,769	759,091	(2,412,498)	2,082,362
Leasehold improvements	385,157	—	—	385,157
	1,259,951,276	3,112,543	(4,621,552)	1,258,442,267
Accumulated depreciation				
Building and building equipment	175,486,214	20,985,256	—	196,471,470
Furniture, fixtures & equipment	241,254,498	26,699,525	(1,913,705)	266,040,318
Transportation equipment	3,557,870	256,940	(2,339,721)	1,475,089
Leasehold improvements	385,157	—	—	385,157
	420,683,739	47,941,721	(4,253,426)	464,372,034
Net	839,267,537	(44,829,178)	(368,126)	794,070,233
Operating equipment	33,651,470	—	—	33,651,470
	P 872,919,007	(P 44,829,178)	(P 368,126)	P 827,721,703

	2001	Additions	Disposals	2002
Cost				
Building and building equipment	P 959,331,895	P 2,694,907	P —	P 962,026,802
Furniture, fixtures & equipment	292,068,947	2,027,436	(292,835)	293,803,548
Transportation equipment	3,735,769	—	—	3,735,769
Leasehold improvements	385,157	—	—	385,157
	1,255,521,768	4,722,343	(292,835)	1,259,951,276
Accumulated depreciation				
Building and building equipment	154,552,551	20,933,663	—	175,486,214
Furniture, fixtures & equipment	214,277,263	27,218,572	(241,337)	241,254,498
Transportation equipment	3,363,798	194,072	—	3,557,870
Leasehold improvements	385,157	—	—	385,157
	372,578,769	48,346,307	(241,337)	420,683,739
Net	882,942,999	(43,623,964)	(51,498)	839,267,537
Operating equipment	33,651,470	—	—	33,651,470
	P 916,594,469	(P 43,623,964)	(P 51,498)	P 872,919,007

7. Property and equipment *(continuation)*

	2000	Additions	Disposals	2001
Cost				
Building and building equipment	P 954,562,400	P 4,769,495	P —	P 959,331,895
Furniture, fixtures & equipment	287,809,504	4,330,706	(71,263)	292,068,947
Transportation equipment	3,735,769	—	—	3,735,769
Leasehold improvements	385,157	—	—	385,157
	1,246,492,830	9,100,201	(71,263)	1,255,521,768
Accumulated depreciation				
Building and building equipment	133,691,988	20,860,563	—	154,552,551
Furniture, fixtures & equipment	185,535,897	28,812,629	(71,263)	214,277,263
Transportation equipment	2,929,370	434,428	—	3,363,798
Leasehold improvements	385,157	—	—	385,157
	322,542,412	50,107,620	(71,263)	372,578,769
Net	923,950,418	(41,007,419)	—	882,942,999
Operating equipment	33,651,470	—	—	33,651,470
	P 957,601,888	(P 41,007,419)	P —	P 916,594,469

Depreciation expense amounted to P47,941,722, P48,346,307, and P50,107,620 for the years ended December 31, 2003, 2002 and 2001, respectively.

8. Other assets

Other assets consist of the following:

	2003	2002	2001
Miscellaneous investments and deposits	P 5,116,790	P 5,121,291	P 5,121,291
Others	2,081,787	2,081,787	2,081,787
	P 7,198,577	P 7,203,078	P 7,203,078

9. Related party transactions

The Company, in the normal course of business, has entered into transactions with its related parties, principally consisting of cash advances. These accounts are shown as "Advances to related company", "Due to related company", "Advances to associated company" and "Due to immediate holding company" in the accompanying balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from HLC. The lease contract on the hotel site requires that the Company deposit P58.0 million (carried under "Deposit on lease contract" account) to answer for any and all unpaid obligations that the Company may have under said contract. Accrual of the 10% annual interest on said lease deposit is debited to "Advances to associated company" while the annual rent expenses for the hotel site and the

townhouse unit for P5.91 million and P0.12 million, respectively, are included under "General and administrative expenses" and "Rental payable".

9. Related party transactions *(continuation)*

The Company has entered into a management contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of the hotel's gross revenues and gross operating profit, respectively. Management fees payable amounted to P18 million in 2003, P87 million in 2002 and P64 million in 2001.

10. Unrealized foreign exchange gain

Unrealized foreign exchange gain represents the effect of the restatement of US dollar placements and deposits. As mentioned in Note 5, the deferred tax effects of unrealized foreign exchange gain have not been recognized in view of the extreme fluctuation in the exchange rate.

11. Retirement of shares

In a meeting held on May 3, 2002, the board of directors approved the retirement of 12,000,000 treasury shares thereby reducing further its authorized capital stock from P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share to P1,150,000,000 divided into 115,000,000 shares with a par value of P10 per share. This was ratified by the stockholders at a special meeting on July 1, 2002 and was approved by the SEC on July 24, 2002.

In a meeting held on April 26, 2001, the board of directors approved the retirement of 23,000,000 treasury shares thereby reducing its authorized capital stock from P1,500,000,000 divided into 150,000,000 shares with a par value of P10 per share to P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share. This was ratified by the stockholders at a special meeting on June 18, 2001 and was approved by the SEC on July 25, 2001.

12. Treasury stock

The board of directors in its meeting on September 5, 2003 approved to purchase part of the shares of the Company at P50 per share from its stockholders on record as of September 30, 2003. The buyback offer is to purchase one share out of every twenty (20) shares held by each shareholder as of record date.

The board of directors in its meeting on May 3, 2002 approved to purchase part of the shares of the Company at P50 per share from its stockholders on record as of May 31, 2002. The buyback offer is to purchase one share out of every twenty (20) shares held by each shareholder as of record date.

As discussed in Note 11, 12,000,000 shares reacquired as treasury shares in 2001 and 23,000,000 shares reacquired in 2000 were retired in 2002 and 2001, respectively.

As of December 31, 2003, 8,800,000 shares were held in treasury after share buyback of 4,104,837 shares in 2003.

As at December 31, 2002, 4,695,163 shares were held in treasury after retirement of 12,000,000 shares and buyback of 4,318,098 shares in 2002.

As of December 31, 2001, 12,377,065 shares were held in treasury after retirement of 23,000,000 shares and buyback of 12,345,164 shares in 2001.

13. Dividend declaration

The board of directors in its meeting on October 27, 2003 approved the declaration of cash dividends in the total amount of P15,703,654 to be distributed among stockholders of record as of November 10, 2003, pro-rata to their respective shareholdings and payable not later than November 28, 2003.

The board of directors in its meeting on November 5, 2002 approved the declaration of cash dividends in the total amount of P22,308,238 to be distributed among stockholders of record as of November 19, 2002, pro-rata to their respective shareholdings and payable on December 13, 2002.

The board of directors in its meeting on December 31, 2001 approved the declaration of cash dividends in the total amount of P17,388,241 to be distributed among stockholders of record as of January 7, 2002, pro-rata to their respective shareholdings and payable not later than January 31, 2002.

14. Retirement cost

The Company has an informal and unfunded non-contributory defined benefit retirement plan covering substantially all of its employees. Retirement cost is provided based on an actuarial report which computed retirement benefits provided under the Philippine Retirement Law (R.A. 7641).

Provision for retirement amounted to P4,791,945, P824,153, and P770,006, for the years 2003, 2002 and 2001, respectively. As at December 31, 2003, 2002 and 2001, accrued retirement totaled P10,610,725, P5,818,780, and P4,994,627, respectively.

15. Lease commitments

The Hotel has entered into commercial leases on certain portions of the hotel building with local companies for a term of three years with options for extension/renewal upon mutual agreement of the parties. The leases include provisions for rental increment ranging from 5% to 12% upon renewal of the contracts subject to renegotiations of both parties. Future minimum rentals as of December 31 are as follows:

	2003	2002	2001
Due within one year	P 93,051,088	P 48,083,101	P 60,331,730
After one year but not more than five years	133,367,165	19,334,387	35,193,509
	P 226,418,253	**P 67,417,488**	**P 95,525,239**

16. Contingencies

On November 5, 1998, the Company received an assessment for alleged deficiency real property taxes on machinery installed within the Hotel premises amounting to P19,200,000 covering taxable years 1995 to 1998. The assessment was protested by the Company on November 11, 1998 as being devoid of any legal and factual bases since no machinery for purposes of real estate taxation can be found within the premises of the Hotel. On June 18, 2001, the Company received a letter notice reiterating the earlier assessment and increasing the alleged tax liability to P52,608,000, inclusive of penalties and interests. The assessment was protested by the Company on June 22, 2001. On May 17, 2002, the Company received another letter claiming that the Company ignored the earlier assessment and increasing the tax liability to P60,216,000. The Company wrote a letter on May 27, 2002 disputing the claim that it ignored the assessment received in 2001 and reiterated that there is no valid and legal basis on the real estate tax assessment. To date, the Company has not received any further communication from the local authorities.

A total of P22,500,000 has been set up in the books for this contingent liability as at December 31, 2003. Management believes that it has meritorious legal defenses to the assessments.

Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, such matters are without merit, or are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Company's position.

17. Reclassification

Certain accounts in the 2002 and 2001 financial statements were reclassified to conform to the current year's presentation of accounts.